SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 14, 2007
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Third quarter financial statements and Management’s discussion and Analysis
CEO Certification
CFO Certification
Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 14, 2007	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

THIRD QUARTER REPORT
SEPTEMBER 30, 2007

TABLE OF CONTENTS

ITEM 1.	Financial Statements
Unaudited Consolidated Balance Sheets at September 30, 2007 and December 31, 2006

Unaudited Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2007 and 2006

Unaudited Consolidated Statement of Shareholders’ Equity for the Nine Month Period ended September 30, 2007

Unaudited Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2007 and 2006

Notes to the Unaudited Consolidated Financial Statements

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$102,933	$363,572
Accounts receivable	25,587	24,739
Inventories	2,108	5,313
Prepaid expenses	10,913	7,941
Other current assets	144	286

TOTAL CURRENT ASSETS	141,685	401,851

INVESTMENT HELD FOR SALE (Note 4)	134,442	157,738
LONG-TERM INVESTMENTS (Note 5)	50,865	36,879
OTHER LONG-TERM INVESTMENTS (Note 6)	60,720	—
NOTE RECEIVABLE FROM RELATED PARTY (Note 7)	7,558	—
PROPERTY, PLANT AND EQUIPMENT	185,598	101,994
DEFERRED INCOME TAXES	524	481
OTHER ASSETS	5,813	4,216

TOTAL ASSETS	$587,205	$703,159

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$92,093	$37,201

TOTAL CURRENT LIABILITIES	92,093	37,201

LOANS PAYABLE TO RELATED PARTIES (Note 8)	5,088	5,088
DEFERRED INCOME TAXES	690	660
ASSET RETIREMENT OBLIGATIONS	7,010	6,353

TOTAL LIABILITIES	104,881	49,302

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
374,922,746 (2006 — 373,463,637) common shares	1,475,712	1,462,039
SHARE PURCHASE WARRANTS AND SHARE ISSUANCE COMMITMENT (Note 10 (b))	23,062	23,062
ADDITIONAL PAID-IN CAPITAL	46,254	33,705
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 5)	19,573	13,233
DEFICIT	(1,082,277)	(878,182)

TOTAL SHAREHOLDERS’ EQUITY	482,324	653,857

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$587,205	$703,159

APPROVED BY THE BOARD:

D. Korbin, Director	J. Weatherall, Director
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

(Unaudited)

OPERATING EXPENSES
Exploration (Note 2)	$(74,814)	$(67,318)	$(207,435)	$(142,585)
General and administrative (Note 10 (a))	(6,952)	(6,887)	(18,055)	(19,289)
Depreciation	(1,215)	(1,098)	(3,479)	(3,241)
Mining property care and maintenance	(2,062)	(1,091)	(4,066)	(2,791)
Accretion	(129)	(103)	(376)	(307)
Gain on sale of other mineral property rights	—	—	—	2,724
Write-down of carrying values of property, plant and equipment	—	—	(17)	—

OPERATING LOSS	(85,172)	(76,497)	(233,428)	(165,489)

OTHER INCOME (EXPENSES)
Interest income	1,981	1,653	9,828	4,343
Foreign exchange gains (losses)	2,119	(371)	9,627	4,148
Share of income from investment held for sale (Note 4)	—	8,991	427	11,047
Share of loss of significantly influenced investees	(2,146)	(673)	(4,736)	(673)
Dilution gain on investment in significantly influenced investee	—	72	—	72
Write-down of carrying value of other long-term investments (Note 6)	(6,747)	—	(6,747)	—
Gain on sale of long-term investments (Note 5 (a))	—	—	1,018	—
Write-down of carrying value of long-term investment	—	(1,000)	—	(1,000)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(89,965)	(67,825)	(224,011)	(147,552)
Provision for income taxes	(17)	(159)	(134)	(609)
Minority interests (Note 9)	—	25	—	3,369

NET LOSS FROM CONTINUING OPERATIONS	(89,982)	(67,959)	(224,145)	(144,792)
INCOME FROM DISCONTINUED OPERATIONS (Note 3)	6,846	1,514	20,050	14,857

NET LOSS	$(83,136)	$(66,445)	$(204,095)	$(129,935)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE FROM CONTINUING OPERATIONS	$(0.24)	$(0.20)	$(0.60)	$(0.44)
DISCONTINUED OPERATIONS	0.02	0.00	0.05	0.04

	$(0.22)	$(0.20)	$(0.55)	$(0.40)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	374,547	335,336	374,327	327,326

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Shareholders’ Equity
(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

			Share Purchase		Accumulated
	Share Capital		Warrants and	Additional	Other
	Number		Share Issuance	Paid-In	Comprehensive
	of Shares	Amount	Commitment	Capital	Income	Deficit	Total

Balances, December 31, 2006	373,463,637	$1,462,039	$23,062	$33,705	$13,233	$(878,182)	$653,857
Net loss	—	—	—	—	—	(204,095)	(204,095)
Other comprehensive income (unrealized gain on available-for-sale securities) (Note 5):	—	—	—	—	6,340	—	6,340

Comprehensive loss							(197,755)

Shares issued for:
Exercise of stock options	1,435,134	13,417	—	(4,162)	—	—	9,255
Share purchase plan	21,115	231	—	—	—	—	231
Share purchase warrants (Note 10 (c))	2,860	25	—	—	—	—	25
Dilution gain on issuance of shares by a subsidiary	—	—	—	3,990	—	—	3,990
Stock compensation charged to operations	—	—	—	12,721	—	—	12,721

Balances, September 30, 2007	374,922,746	$1,475,712	$23,062	$46,254	$19,573	$(1,082,277)	$482,324

The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(Unaudited)

OPERATING ACTIVITIES
Net loss	$(83,136)	$(66,445)	$(204,095)	$(129,935)
Income from discontinued operations	(6,846)	(1,514)	(20,050)	(14,857)
Items not involving use of cash
Stock-based compensation	3,348	2,924	12,721	16,531
Accretion expense	129	103	376	307
Depreciation	1,215	1,098	3,479	3,241
Gain on sale of other mineral property rights	—	—	—	(2,724)
Write-down of carrying values of property, plant and equipment	—	—	17	—
Share of income from investment held for sale, net of cash distribution	8,720	(8,991)	23,295	(11,047)
Unrealized foreign exchange gains (losses)	(1,995)	377	(9,247)	(3,805)
Share of loss of significantly influenced investees	2,146	673	4,736	673
Dilution gain on investment in significantly influenced investee	—	(72)	—	(72)
Write-down of carrying value of other long-term investments	6,747	—	6,747	—
Gain on sale of long-term investments	—	—	(1,018)	—
Write-down of carrying value of long-term investments	—	1,000	—	1,000
Write-down of carrying value of loan receivable	908	—	908	—
Deferred income taxes	(1)	56	(13)	118
Minority interests	—	(25)	—	(3,369)
Bonus shares	—	97	—	97
Net change in non-cash operating working capital items (Note 11)	41,803	3,752	53,870	(7,967)

Cash used in operating activities	(26,962)	(66,967)	(128,274)	(151,809)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	—	20,314	34,674
Reclassification of other long-term investments (Note 6)	(67,467)	—	(67,467)	—
Purchase of long-term investments	—	(500)	(10,066)	(2,451)
Loan to related party (Note 7)	—	—	(7,014)	—
Proceeds from sale of other mineral property rights	—	—	—	2,724
Proceeds from sale of long-term investments	—	—	1,163	—
Cash reduction on commencement of equity accounting	—	(4,202)	—	(4,202)
Expenditures on property, plant and equipment	(60,033)	(7,823)	(87,080)	(26,559)
(Expenditures on) proceeds from other assets	(1,032)	140	(1,844)	217
Other	4	5	4	95

Cash (used in) provided by investing activities	(128,528)	(12,380)	(151,990)	4,498

FINANCING ACTIVITIES
Issue of share capital	1,372	630	9,511	163,171
Minority interests’ investment in subsidiaries	419	8,884	1,505	10,309

Cash provided by financing activities	1,791	9,514	11,016	173,480

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,413	(381)	8,609	3,718

NET CASH (OUTFLOW) INFLOW	(152,286)	(70,214)	(260,639)	29,887
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	255,219	201,782	363,572	101,681

CASH AND CASH EQUIVALENTS, END OF PERIOD	$102,933	$131,568	$102,933	$131,568

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$30,318	$43,912	$30,318	$43,912
Short-term money market instruments	72,615	87,656	72,615	87,656

	$102,933	$131,568	$102,933	$131,568

Supplementary cash flow information (Note 11)
The accompanying notes are an integral part of these interim consolidated financial statements.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited financial statements for the year ended December 31, 2006.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited financial statements of the Company for the year ended December 31, 2006.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2007 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2007, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form.
The Company operates in a single reportable segment, being exploration and development of mineral properties.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
On February 27, 2007 the investment held for sale ceased being accounted for using the equity method. From February 28, 2007 onwards, the investment held for sale has been accounted for under the cost method (Note 4).
(c)	Comparative figures
Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three and nine months ended September 30, 2007. In particular, for the three and nine months ended September 30, 2006, $2,207,000 and $10,623,000 of stock-based compensation charged to operations has been reclassified from general and administrative expenses to exploration expenses, respectively.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(d)	Accounting changes
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006.
The Company adopted the provisions of FIN 48 on January 1, 2007. No cumulative effect adjustment to the January 1, 2007 balance of the Company’s deficit was required upon the implementation of FIN 48. As of the date of adoption there were no unrecognized tax benefits. Under current conditions and expectations, management does not foresee any significant changes in unrecognized tax benefits that would have a material impact on the Company’s financial statements.
The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. As of the date of adoption of FIN 48 there was no accrued interest or accrued penalties.
The Company files income tax returns in Canada and several foreign jurisdictions. The Company is no longer subject to income tax audits by taxing authorities in Canada prior to 2002. For other foreign jurisdictions, including Mongolia, all years remain subject to tax authority examination.
2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until such time as it has been determined that a property has economically recoverable reserves, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized.
Included in exploration costs are engineering and development costs associated with the Company’s Oyu Tolgoi Project located in Mongolia. It is expected that the Company will commence capitalizing costs of this nature once an Investment Agreement is finalized.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	EXPLORATION EXPENSES (Continued)
During the three and nine months ended September 30, 2007, the majority of the $74.8 million and $207.4 million charged to exploration expenses, respectively, was spent on the Company’s Mongolian properties, which consisted of the following exploration and development costs:

	Three months ended	Nine months ended
	September 30,	September 30,
	2007	2007
Oyu Tolgoi
Concentrator and Infrastructure Engineering	$11,178	$39,811
Site Construction	19,557	59,345
Shaft No. 1 Sinking	13,972	32,610
Exploration	3,064	8,892
Owner’s Costs (a)	9,641	26,957

	57,412	167,615
Coal Division (a)	4,242	10,067
Other Mongolia Exploration (including SouthGobi Energy Resources Ltd.) (a)	2,260	11,506

	$63,914	$189,188

(a)	Includes non-cash stock-based compensation (Note 10 (a)).
3.	DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) for two initial payments totalling $21.5 million, plus a series of contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.
On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment received in June 2007. This payment of $20.3 million includes $8.6 million in contingent income recognized in the first quarter of 2007.
At September 30, 2007 Ivanhoe Mines has accrued $11.4 million in relation to the third contingent annual payment due in March 2008. To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of the Project.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	INVESTMENT HELD FOR SALE
As part of the agreement that established the Rio Tinto strategic partnership announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar — including its indirect interest in the Monywa Copper Project — that were held through its Monywa subsidiary. On February 27, 2007, Ivanhoe Mines transferred ownership of the Monywa subsidiary to a company owned by an independent third-party trust (the Trust) in consideration for a promissory note. The sole purpose of the Trust is to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties. The promissory note will be repaid in full upon the completion of the sale of the shares of the Monywa subsidiary. The company owned by the Trust that now holds the shares of the Monywa subsidiary for sale also must use the proceeds of any dividends or other distributions it receives from the Monywa Copper Project to partially repay the promissory note. Other than the promissory note, Ivanhoe Mines retains no interest in the Monywa subsidiary or any of its assets.
Upon transfer of the Myanmar assets to the Trust effective February 27, 2007, Ivanhoe Mines ceased accounting for the investment held for sale under the equity method due to an inability to exercise significant influence. The investment held for sale is now accounted for under the cost method and has a carrying amount of $134.4 million.
At September 30, 2007, Ivanhoe Mines reviewed the carrying value of the investment held for sale and concluded that it was not impaired. Ivanhoe Mines will continue to review the carrying value of this investment at each quarter end.
5.	LONG-TERM INVESTMENTS

	September 30, 2007				December 31, 2006
	Equity	Cost/Equity	Unrealized	Fair/Equity	Equity	Cost/Equity	Unrealized	Fair/Equity
	Interest	Basis	Gain	Value	Interest	Basis	Gain	Value
Investment in companies subject to significant influence:
Jinshan Gold Mines Inc.	43.5%	$8,594	N/a	$8,594	46.3%	$10,866	N/a	$10,866

Investments “available-for-sale”:
Intec Ltd. (a)	6.1%	$916	$3,044	$3,960	7.1%	$1,062	$7,088	$8,150
Entrée Gold Inc. (b)	14.8%	13,496	15,555	29,051	14.7%	10,156	6,044	16,200
Exco Resources N.L. (c)	12.0%	6,727	540	7,267	—	—	—	—
Redox Diamonds Ltd.	11.9%	1,451	—	1,451	13.8%	1,451	—	1,451
Wind Energy Group Inc.	19.5%	—	—	—	21.3%	—	—	—
Asia Now Resources Corp.	2.0%	103	434	537	2.0%	103	101	204
Other	—	5	—	5	—	8	—	8

		$22,698	$19,573	$42,271		$12,780	$13,233	$26,013

		$31,292	$19,573	$50,865		$23,646	$13,233	$36,879

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	LONG-TERM INVESTMENTS (Continued)
(a)	During the three month period ended March 31, 2007, Ivanhoe Mines sold 5.4 million shares of its investment in Intec Ltd. for $1,163,000. These transactions resulted in a gain on sale of $1,018,000 being recognized.

(b)	During the three month period ended June 30, 2007, Ivanhoe Mines exercised 1.2 million Entreé Gold Inc. (“Entreé”) share purchase warrants to acquire 1.2 million shares of Entreé at a cost of $3,340,000 (Cdn$3,552,000).
On November 5, 2007 Ivanhoe Mines elected to exercise its right to participate in an Entreé share offering. Ivanhoe Mines will acquire 2,128,356 shares of Entreé for a total cost of Cdn$6,385,000 and maintain its ownership of approximately 14.8% of Entreé’s issued and outstanding shares.
(c)	During the three month period ended June 30, 2007, Ivanhoe Mines purchased 26.4 million common shares of Exco Resources N.L. (“Exco”) and 21.1 million Exco share purchase options for a total cost of $6,726,000 (Aud$7,920,000). Each Exco share purchase option is exercisable until June 1, 2008 to purchase an additional Exco common share at a price of Aud$0.35.
6.	OTHER LONG-TERM INVESTMENTS
As at September 30, 2007 Ivanhoe Mines held $67.5 million of non-bank sponsored Asset Backed Commercial Paper (“ABCP”) which have matured, but for which no payment has been received. On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP. This standstill was extended until December 14, 2007 when a number of proposals will be assessed (the “Montreal Proposal”).
The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are no market quotations available for the Montreal Proposal ABCP. Management has assessed the fair value of Ivanhoe Mines’ ABCP holdings considering the best available data regarding market conditions for such investments at September 30, 2007. Ivanhoe Mines recorded an impairment of $6.7 million and reclassified these investments from cash and cash equivalents to other long-term investments. This reclassification is presented as an investing activity within the consolidated statements of cash flows.
There is currently no certainty regarding the outcome of the Montreal Proposal. Therefore, there is uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP.
In October 2007, Ivanhoe Mines obtained a loan of $17.1 million secured against certain of the ABCP products.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	NOTE RECEIVABLE FROM RELATED PARTY
On June 26, 2007, Ivanhoe Mines participated in Jinshan Gold Mines Inc.’s (B.C., Canada) (“Jinshan”) private placement of senior unsecured promissory notes. Ivanhoe Mines purchased $7.0 million (Cdn$7.5 million) of units. Each unit consists of one promissory note and 200 transferable share purchase warrants. Each note has a par value of Cdn$1,000 and will pay 12% interest per annum, paid quarterly for three years. Each warrant is exercisable into one common share for twenty-four months from the date of closing and has an exercise price of Cdn$2.50 per share. Jinshan has the right to accelerate the expiry date of the warrants after 18 months from the issue date, if Jinshan’s common shares trade at or above a volume weighted average share price of Cdn$4.30 for 20 consecutive trading days. Jinshan can also elect to repay the notes after six months from the date of issue with no penalty. Ivanhoe Mines’ notes are subordinate to the other notes issued by Jinshan.
8.	LOANS PAYABLE TO RELATED PARTIES
These loans are payable to the Chairman of the Company or a company controlled by him. They are non-interest bearing, unsecured and repayable in U.S. dollars. Repayment of these loans has been postponed until Ivanhoe Mines receives an aggregate of $111.1 million from the sale of the Savage River Project. At September 30, 2007, $70.0 million has been received from the sale with a further $11.4 million accrued as receivable (Note 3).
9.	MINORITY INTERESTS
At September 30, 2007 there were minority interests in Bakyrchik Mining Venture (“BMV”) (Kazakhstan) (70% owned) and SouthGobi Energy Resources Ltd. (“SouthGobi”) (Canada) (86.4% owned). Jinshan (43.5% owned) ceased being consolidated on August 31, 2006.
Currently, losses applicable to the minority interests in BMV and SouthGobi are being allocated to Ivanhoe Mines since those losses exceed the minority interests in the net assets of BMV and SouthGobi.
10.	SHARE CAPITAL
(a)	Equity Incentive Plan
During the nine months ended September 30, 2007, 915,500 options were granted. These options have a weighted average exercise price of Cdn$13.45, lives of five years, and vest over periods ranging from immediately to four years. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2007 was Cdn$4.78. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on an average expected option life of 2.8 years, a risk-free interest rate of 4.17%, an expected volatility of 49%, and a dividend yield of nil%.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (Continued)

During the nine months ended September 30, 2007, 1,435,134 options were exercised and 415,600 options were cancelled.

Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Exploration	$2,371	$2,207	$9,549	$10,623
General and administrative	977	717	3,172	5,908

	$3,348	$2,924	$12,721	$16,531

(b)	Rio Tinto Placement

Under the terms of the Rio Tinto Agreement, Rio Tinto is committed to take up the second tranche of the private placement following the date upon which Ivanhoe Mines enters into an Investment Agreement with the Government of Mongolia that is mutually acceptable to Ivanhoe Mines and Rio Tinto. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of approximately 46.3 million shares at a subscription price of $8.38 per share, for proceeds totalling $388.0 million.

The following share purchase warrants granted to Rio Tinto during 2006 were outstanding as at September 30, 2007:
(i)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $8.54 per share. These warrants are exercisable until one year after the earlier of the completion of the Investment Agreement and October 27, 2009.

(ii)	46,026,522 share purchase warrants with exercise prices ranging between $8.38 and $9.02 per share. These warrants are exercisable until two years after the earlier of the completion of the Investment Agreement and October 27, 2009.
(c)	Share Purchase Warrants

During 2004 the Company issued 5,760,000 share purchase warrants. These warrants entitled the holder to acquire one-tenth of a common share of the Company at any time on or before February 15, 2007, at a price of $8.68 per common share. On February 13, 2007, 28,600 of the share purchase warrants were exercised with the remaining 5,731,400 warrants expiring unexercised.

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash operating working capital items

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
(Increase) decrease in:
Accounts receivable	$(3,610)	$(7,116)	$(1,112)	$(11,685)
Inventories	1,279	1,298	3,205	(1,260)
Prepaid expenses	(232)	(4,791)	(3,257)	(2,169)
Other current assets	—	—	142	3,000
Increase in:
Accounts payable and accrued liabilities	44,366	14,361	54,892	4,147

	$41,803	$3,752	$53,870	$(7,967)

12.	SUBSEQUENT EVENTS

In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the state of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150 million.

The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.

Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate, plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108 million in interest are convertible into up to 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility.

Assuming the completion of the second tranche equity investment contemplated by the October 2006 Private Placement Agreement, if Rio Tinto were to fully convert the maximum amount available for conversion under the credit facility and exercise all of its share purchase warrants, it would hold approximately 256.2 million common shares of Ivanhoe Mines representing 42.2% of Ivanhoe Mines’ then outstanding common shares on a fully diluted basis (43.1% undiluted).

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	SUBSEQUENT EVENTS (Continued)

Ivanhoe Mines and Rio Tinto also agreed to amend certain terms of the October 2006 Private Placement Agreement. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto’s maximum permitted shareholding in Ivanhoe Mines has been increased to 46.7% from 40.0%.

3 Interim Report for the three and nine months ended September 30, 2007.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At November 14, 2007 the Company had 375.1 million common shares issued and outstanding and warrants and stock options outstanding for 141.7 million additional common shares.	Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 E-mail: info@ivanhoemines.com Tel: (604) 688-5755
IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)

INTRODUCTION

This discussion and analysis of the financial position and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three and nine months ended September 30, 2007, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2006. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 38.
The effective date of this MD&A is November 14, 2007.

OVERVIEW

Ivanhoe Mines is continuing to advance its wholly-owned Oyu Tolgoi copper and gold mine development project in Mongolia. Also in Mongolia, the majority-owned SouthGobi Energy Resources is scheduled to commence coal mining in 2008 at its Ovoot Tolgoi deposit in the South Gobi Region, near the Mongolia-China border. Ivanhoe has made significant progress in developing financing options for its Cloncurry copper-gold-uranium exploration project in Queensland, Australia, and for its Bakyrchik gold project in Kazakhstan, to maximize value for Ivanhoe’s shareholders.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
MONGOLIA — OYU TOLGOI COPPER-GOLD PROJECT
Members of Mongolia’s Parliament visiting mines in the US, Australia and Chile in preparation for discussion of Oyu Tolgoi draft Investment Agreement
During the third quarter, members of the Mongolian National Parliament’s Standing Committee on Economics formed a Working Group to review and evaluate the draft Investment Agreement that Ivanhoe Mines and its strategic partner, Rio Tinto, had negotiated in April 2007 with a separate Working Group appointed by the Government of Mongolia. Standing Committee Working Group members began a series of visits to international mines owned by Rio Tinto PLC, BHP Billiton and other companies to familiarize themselves with industry-leading mining practices that could be introduced to Mongolia and economic benefits that could be expected with the construction of the copper-gold mining complex at Oyu Tolgoi planned by Ivanhoe Mines and Rio Tinto.
In late September 2007, Mongolia’s Finance Minister and several members of the Standing Committee’s Working Group visited the Bingham Canyon Mine near Salt Lake City, Utah. Owned by Kennecott Utah Copper Company, which is part of Rio Tinto’s global portfolio of assets, Bingham Canyon has been in production for more than 100 years and is the second-largest copper producer in the US. The Mongolian MPs inspected the mine’s open pit, concentrator, smelter and refinery operations and were briefed by Rio Tinto executives and community leaders. In early October, other MPs who are also members of the Standing Committee’s Working Group visited Rio Tinto’s North Parkes underground block-cave mine in Australia, which utilizes advanced ore recovery technologies similar to those planned for the underground portion of the Oyu Tolgoi development. Mongolia’s Minister of Industry and Trade accompanied MPs on an inspection of Chilean mines in November.
The Mongolian Parliament began its autumn session in early October and consideration of the draft Investment Agreement for Oyu Tolgoi is on Parliament’s official schedule of business. The Mongolian Government’s Cabinet completed its review of the draft Investment Agreement in June. The agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project. Consideration and approval by the Parliament is expected to be the final step in the process of concluding an Investment Agreement in accordance with the revised Minerals Law enacted by Parliament last year. The draft agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.
Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from further unexpected delays in the parliamentary approval process.
Ivanhoe Mines is monitoring the deliberations of the National Parliament and the anticipated formation of a reconstituted cabinet under Sanjaa Bayar, who was recently elected Chairman of the Mongolian People’s Revolutionary Party (MPRP) and who is expected to be appointed Prime Minister. Ivanhoe is continuing to assess any implications for the Oyu Tolgoi development schedule. A plan prepared by the joint Ivanhoe Mines-Rio Tinto Technical Committee would guide an orderly curtailment of development activities and a significant reduction of expenditures at the Oyu Tolgoi Project if an

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Investment Agreement with the Mongolian Government is not finalized within an acceptable period of time.
Oyu Tolgoi development activities see Shaft No. 1 nearing completion
The Oyu Tolgoi site celebrated a safety record with 2.5 million hours worked without a lost-time incident in early October 2007. Site preparation continued during Q3’07, positioning the project to commence full construction upon final approval of an Investment Agreement. Activities on site during the third quarter focused on the sinking of Shaft No. 1, sub-surface collar works at Shaft No. 2, excavation of the full concentrator area and continued enlargement of the construction camp facilities.
As expected, Shaft No. 1 reached 1,300 metres, the depth of the characterization drift level, at the end of Q3’07. Additional sinking to allow for underground infrastructure will continue to the end of the year. Planned lateral development will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production — and ultimately ventilation — to the underground mine. Lateral development work is expected to formally commence in early 2008. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Dummett Deposit, enabling the Company to complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level — a milestone expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial, primary underground production and service shaft at Oyu Tolgoi. Site work completed in Q3’07 included concrete work to bring the sub-surface works to grade or near to grade by the onset of winter. This work includes the below-surface collar foundation to support the headframe, and accommodate a conveyor gallery and vent plenum. Engineering work is continuing on schedule.
On the concentrator, total excavation work is approximately 20% complete. Concentrator engineering reached 71% completion as of October 2007 and is scheduled for substantial completion in March 2008.
Work also continued on the temporary facilities during Q3’07. The main construction camp continues to be built out to allow for full mobilization of the construction workforce. The combined capacity of the three camps is 2,408 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q3’07. The principal activities included engineering for the diesel power station, which will provide construction power to the project, and engineering on the Gunii Hooloi bore field, which will serve as a permanent water source for the mine.
Oyu Tolgoi block-cave planning advances
Block-cave planning for the Hugo Dummett Deposit continued during Q3’07 with the commencement of a detailed study of the first production lift. This study will extend throughout 2008 and will incorporate the findings of the characterization drift. This drift will provide the geotechnical parameters to determine the detailed block-cave footprint design and mine development requirements. Additionally, information from the characterization drift will provide data for the underground

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
engineering design criteria that will be used to optimize the production schedule and to upgrade the underground resources to reserves.
Other aspects of this detailed study include further optimization evaluations for the future concentrator expansion and smelter.
Work continued in Q3’07 on detailed design of the plant and infrastructure, which is approximately 60% complete. Continued negotiations with equipment suppliers for the open pit and plant operations took place and major critical-path equipment items are fully specified.
The update to the Integrated Development Plan (IDP) was advanced and awaits the finalization of the Investment Agreement prior to completion of the economic model. All major capital estimates will be updated and included in the revised IDP.
Ongoing drilling expands Oyu Tolgoi geological trend to 20 KM
(Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 14,755 metres of drilling on the Oyu Tolgoi Project during Q3’07, including 9,176 metres on the newly identified Heruga Deposit within the Javkhlant concession of the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property adjoining the southern boundary of Oyu Tolgoi. In addition, 2,600 metres of drilling was completed for geotechnical characterization on the Entrée Gold-Ivanhoe Shivee Tolgoi earn-in joint venture property on the northern boundary of Oyu Tolgoi and on the east side of the Hugo North Deposit. The remaining 2,979 metres of drilling was split between sterilization drilling under the proposed coal-fired power plant in the southwest corner of Oyu Tolgoi and exploration drilling on other induced polarization (IP) targets.
The Heruga Deposit, formerly referred to as the Sparrow South IP target, now has been identified by 19 drill holes, totalling 21,000 metres of core drilling. The holes, which are spaced on 200- to 300-metre centres, have defined a 1,100-metre strike length of continuous copper, gold and molybdenum mineralization up to 400 metres in width. The north-south-striking deposit is open on the east side and to the south. While a series of drill holes across the northern strike extension failed to intersect the deposit, they may have been terminated in the hanging wall of the mineralization.
The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend. While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite that are nearly identical to the host rocks of the Oyu Tolgoi deposits. The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor.
In all, the Oyu Tolgoi trend, including the Heruga Deposit and an area of lower-grade copper and gold mineralization — known as the Airport North Zone (discovered in 2006), approximately 10 kilometres northeast of the Hugo Dummett deposit and on the same structural corridor — now has a strike length in excess of 20 kilometres. In addition, the “trend” has been well defined by the regional gradient-array IP surveys conducted by Ivanhoe Mines’ geophysical team. The IP has located four chargeability anomalies along the Oyu Tolgoi trend-line extending approximately 15 kilometres south-southwest into Ivanhoe Mines’ 100%-owned exploration tenements from the Heruga discovery, which are untested by drilling.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
By the end of Q3’07, Ivanhoe Mines had incurred in excess of $20 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and now has earned a 51% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of US$35 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe Mines held directly approximately 14.8% of the issued and outstanding share capital of Entrée, in addition to the earn-in rights, at September 30, 2007. In November 2007, Entrée announced a C$30 million treasury offering consisting of 10 million common shares at an issue price of $3.00 per share. Ivanhoe Mines has exercised its pre-emptive rights to acquire an additional 2.1 million common shares for proceeds of C$6.4 million to maintain its 14.8% ownership interest in Entrée.
Rio Tinto provides $350 million convertible credit facility to Ivanhoe Mines
In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the state of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150 million.
The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.
Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate, plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108 million in interest are convertible into up to 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.
As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Assuming the completion of the second tranche equity investment contemplated by the October 2006 Private Placement Agreement, if Rio Tinto were to fully convert the maximum amount available for conversion under the credit facility and exercise all of its share purchase warrants, it would hold approximately 256.2 million common shares of Ivanhoe Mines representing 42.2% of Ivanhoe Mines’ then outstanding common shares on a fully diluted basis (43.1% undiluted).
Ivanhoe Mines and Rio Tinto also agreed to amend certain terms of the October 2006 Private Placement Agreement. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto’s maximum permitted shareholding in Ivanhoe Mines has been increased to 46.65% from 40%.
MONGOLIA — COAL ASSETS
SouthGobi Energy Resources receives mining license for its Ovoot Tolgoi coal operations in Mongolia
On September 11, 2007, SouthGobi Energy Resources received official notification from the Government of Mongolia that it had been granted a mining license for its open-pit coal mine at its Ovoot Tolgoi Project. This step was conditional on paying the first year mining licence fees within 10 days of the receipt of the letter. The fees were paid on September 17, 2007, and the 30-year Mining Licence Certificate, dated September 20, 2007, was received on October 1, 2007. SouthGobi expects to receive the Permit to Mine by the end of 2007.
On November 5, 2007, SouthGobi announced that it had committed to purchase a fleet of coal-mining equipment for Ovoot Tolgoi. Delivery of the equipment, valued at approximately $16 million, is scheduled for Q1’08. Site facilities have been designed and construction is scheduled for spring 2008, subject to favourable weather.
SouthGobi plans an initial mine start up in Q1’08, with the first shipment of coal in Q3’08. The Ovoot Tolgoi work camp has been winterized and will service the mine during the pre-production phase. The engineering and design for a permanent camp, maintenance facilities and offices has been completed.
SouthGobi also announced on November 5 that it had arranged a new credit facility with Ivanhoe Mines, which allows SouthGobi to obtain advances from Ivanhoe Mines to an aggregate maximum of $32.5 million. The new credit facility is unsecured and is not convertible into equity. The facility will be used to fund certain operating, development and administrative expenditures.
SouthGobi has commissioned Norwest Corporation to complete an updated mining study on Ovoot Tolgoi. The study is expected to be completed by the end of Q4’07 and will be an enhancement of two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities as required by Mongolian Mining Laws within 60 days of receiving a mining licence.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields and delineating spoil areas and specific site facilities areas.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential as part of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams — prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. An underground mining consultant has been retained and is working on a plan to advance the project. The Ovoot Tolgoi underground project requires further drilling before a resource estimate can be completed. This program was initiated during this year’s drilling program and will be continued in the spring of 2008.
SouthGobi Energy has been approached by a number of significant industry participants and investors with respect to potential project participation and investments. Discussions are ongoing.
Ivanhoe Mines at September 30, 2007, held approximately 86% of the issued and outstanding share capital of SouthGobi. Ivanhoe Mines also has 25.6 million SouthGobi preferred shares that, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 90% of the total number of issued and outstanding common shares of SouthGobi.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Ivanhoe Mines continued its significant exploration activities at Cloncurry, spending $7.9 million during Q3’07 compared to $1.1 million in Q3’06.
Swan Prospect. In October 2007, Ivanhoe Mines announced that continued exploration drilling had resulted in the discovery of a significant high-grade zone of copper and gold mineralization on the western margin of the large, open-ended SWAN IOCG Project. Drill hole MEHQ071130, on the western margin of the SWAN system, intersected 90 metres grading 2.02% copper and 1.3 g/t gold from 582 metres to 672 metres, including 54 metres grading approximately 3.04% copper and 1.89 g/t gold. The intersection is missing a 3.5-metre section of high-grade core resulting from loss during drilling of the very friable composition of the intense chalcopyrite-rich mineralization. As such, this zone is being re-drilled and recovery improved by using a triple-tube core-barrel to preserve the entire high-grade intercept. Additional drilling will define the attitude and dip of the high-grade zone and also the true thicknesses of the drill intersections.
The Hole 1130 intersection highlights the potential for further large, high-grade zones in and around the extensive SWAN system. The tenor and thickness of the high-grade mineralization appears to be superior to that previously mined at the Mt. Elliott Mine, approximately one kilometre away. The high-grade sections within the 90-metre intercept are associated with one- to three-metre-wide veins of chalcopyrite, magnetite, pyrite and calcite. These veins are sub-vertical and have a north-northeast trend. These zones might represent long-lived feeder zones to the main body of mineralization or be cross-cutting late-stage mineralization. The style and structure of the mineralization intersected in the

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
newly discovered high-grade zone indicates that repeat structures with similar grades and thicknesses are possible within the SWAN system.
Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the high-grade zone to expand the size and to better understand the structural controls of the mineralization. An additional 150-metre-wide intersection of visibly strong chalcopyrite-dominated mineralization was intercepted in Hole 1118 (assay results pending), approximately 100 metres up-dip from Hole 1130 and within the same stratigraphic position. Given the tenor of the intersection in holes 1130 and 1118, a pattern of drilling to achieve a mineral resource on this high-grade portion of SWAN will be completed as a priority undertaking.
During Q3’07, 32 diamond core holes were drilled at SWAN, totalling 25,087 metres. The recent drilling at SWAN has included testing of the northwest strike extent and also the SWELL mineralization to the east of SWAN and southwest of Mt Elliot; drilling is continuing at SWELL with a view to establishing the relationship between the SWAN and Elliott deposits. Seven drill rigs are located at SWAN, but soon will be reduced to four as some rigs move on to the testing of other targets. One six-kilometre-long line of dipole-dipole IP was completed close to the North Gossans area. Mapping commenced this quarter on the Central and Northern Leases, located immediately northwest of the SWAN and Mt Elliot prospects. This work will continue into the next quarter and is expected to define additional drill targets.
The SWAN-Mt. Elliott IOCG system is the first of numerous targets to be intensively drill tested by Ivanhoe in the Cloncurry district. Delineation drilling has just begun at Mt. Dore (see below) and Amethyst Castle, the second and third targets to be drill tested in the district. Reconnaissance drilling at the other IOCG targets will proceed when sufficient delineation on the SWAN and Mt. Dore prospects has been completed.
Reconnaissance drilling at the Amethyst Castle and Castle Mount prospects has intercepted significant intersections of classic, IOCG-style breccias similar to those that host economic mineralization at the Ernest Henry Mine, near Cloncurry, and the Olympic Dam and Prominent Hill deposits in South Australia’s Gawler Craton. A first-pass drill program at the Metal Ridge prospect has intercepted anomalous copper and gold mineralization similar in alteration style to the SWAN Deposit.
Central and Northern Gossans. Detailed geological mapping and sampling are taking place at the Central and Northern Gossans areas where copper and gold mineralization was intersected in limited, shallow drilling carried out decades ago. To date, mineralized zones have been intersected over a strike length of at least four kilometres. This north-trending zone could represent the northern strike extension of the SWAN deposit, which already has been demonstrated to be approximately 1.3 kilometres long.
Mt. Dore Prospect. Significant Mineral Resources have been previously declared at the Mt Dore Prospect and drilling is underway to re-establish a valid 43-101 compliant resource. Copper within this system is hosted within east-dipping shales and siltstones overlain by granites. One drill rig is located at this prospect, drilling vertical infill holes up to 400 metres deep, as follow-up to the previous programs. A total of 19 holes are planned, with a second rig to move to Mt. Dore from SWAN in Q4’07. Mt Dore is one of the most advanced prospects in the field and provides the earliest opportunity for copper production on the Cloncurry prospect.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys. The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. In Q3’07, six lines of 200-metre-deep dipole-dipole IP were completed at 400-metre line spacings, producing a number of anomalies that require follow-up exploration and/or drilling.
Metal Ridge. Air-core drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned for this project.
Starra Line. The Line on the Western Ironstone System produced a reported 170,000 tonnes of copper and one million ounces of gold from ore grading 2.23% copper and 4.56 g/t gold between 1987 and 2003. The system had been previously drilled to an average depth of 230 metres. Testing of this system at depth is expected to commence later this year or early in 2008.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Five diamond-drill holes were completed on Robert Heg in the previous quarters, totalling 1,676 metres. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core-handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of air-core drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect. A detailed SAM conductivity survey with a 50-metre line separation is in progress in the Elizabeth Anne-Great Wall area, with the objective of more detailed mapping of the structures, revealed by conductivity trends, associated with anomalous uranium. Eight rock-chip samples from an ironstone outcrop at the Great Wall prospect assayed between 0.8% and 1.1% U, with associated anomalous copper mineralization.
Gravity and air-core drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper, magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program. The rock-chips from the air-core programs at Dairy Bore and Elizabeth Anne will be logged and reported on in Q4’07.
More detailed follow-up on the uranium targets will commence in early 2008. Work in Q4’07 will focus on the SWAN and Mt. Dore deposits.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
KAZAKHSTAN
Progress on commercial-scale demonstration plant at Bakyrchik Gold Project
The Bakyrchik Mining Venture (BMV) is in the process of completing construction of a commercial-scale demonstration plant capable of processing 200,000 tonnes per annum, using a rotary kiln to oxidize the ore, followed by conventional grinding and cyanidation. BMV has a stockpile of approximately 100,000 tonnes of ore grading 8.17 g/t of gold that will be run through the demonstration plant to confirm metallurgical parameters.
During Q3’07, the remaining contracts for the construction of the demonstration plant were signed and advance payments made. Construction of the plant continued during the quarter and currently involves nine major contractors. Most purchase orders for the major mechanical equipment have been placed. The work program is being reviewed to ensure that all technical, budgetary and scheduling commitments are being met for the construction. It is expected that the scheduled completion date for the demonstration plant may be extended to the summer of 2008 following the review. This is due largely to the competition for contracting resources in Far East Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout Kazakhstan. Ivanhoe Mines is continuing to assess numerous financing alternatives for the Bakyrchik Gold Project, including a potential equity offering in the project in international financial markets.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration in western Inner Mongolia and elsewhere in Northern China continued during Q3’07. The program consisted of the field geological assessment of more than 50 licenced intrusive-related and breccia-hosted gold-silver and copper-molybdenum deposits within and along the margins of the North China Craton. Reconnaissance exploration will continue into Q4’07 and follow-up ranking, detailed legal and geological assessment of previously assessed targets will be completed prior to cessation of the field season in early December.
Gold Production tops 10,000 ounces at Jinshan’s CSH 217 Gold Mine
In July 2007, Jinshan Gold Mines announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of pre-commercial production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved during the next few months.
On October 17, Jinshan reported that gold production since July 2007 from the CSH Gold Mine had reached 13,926 gold doré ounces, or 10,143 ounces of gold. Silver comprises approximately 30% of each doré bar. All production at Jinshan’s CSH gold mine is un-hedged and sold at the prevailing Shanghai Gold exchange price, which closely tracks the London Gold Fixing price.
A drilling program at the CSH 217 Gold Mine is designed to delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
increased to approximately 11,000 metres, more than double the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected in early 2008.
An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up gold production to approximately 180,000 ounces per year.
Ivanhoe Mines held approximately 43% of Jinshan’s issued and outstanding share capital at September 30, 2007.
Review of operations
In Q3’07, Ivanhoe Mines recorded a net loss of $83.1 million (or $0.22 per share), compared to a net loss of $66.5 million (or $0.20 per share) in Q3’06. The $16.6 million increase in the loss from 2006 to 2007 was largely due to a $7.5 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $2.5 million increase in foreign exchange gains and a $5.3 million increase in income from discontinued operations, less a $6.7 million write-down of asset backed commercial paper.
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the company’s operating loss for that period. It is expected that the company will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data
2. Review of Operations
A. Exploration Activities
B. Investment Held for Sale
C. Discontinued Operations
D. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. Risks and Uncertainties
12. Related-Party Transactions
13. Changes in Internal Control over Financial Reporting
14. Qualified Persons
15. Cautionary Statements
16. Forward-Looking Statements

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2007	2007	2007	2006

Exploration expenses	($74.8)	($79.1)	($53.5)	($70.4)
General and administrative	($7.0)	($5.9)	($5.2)	($8.9)
Share of income from investment held for sale	$0.0	$0.0	$0.4	$7.4
Foreign exchange gains (losses)	$2.1	$6.7	$0.8	($3.7)
Net (loss) from continuing operations	($90.0)	($78.7)	($55.4)	($73.5)
Income from discontinued operations	$6.8	$4.6	$8.6	$4.8
Net (loss)	($83.1)	($74.2)	($46.8)	($68.7)
Net (loss) income per share
Continuing operations	($0.24)	($0.21)	($0.15)	($0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	($0.22)	($0.20)	($0.13)	($0.20)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2006	2006	2006	2005

Exploration expenses	($67.3)	($43.7)	($31.6)	($41.7)
General and administrative	($6.9)	($6.0)	($6.4)	($4.2)
Share of income (loss) from investment held for sale	$9.0	($2.4)	$4.5	($0.5)
Foreign exchange gains (losses)	($0.4)	$4.7	($0.2)	($0.4)
Net (loss) from continuing operations	($68.0)	($45.7)	($31.1)	($49.8)
Income from discontinued operations	$1.5	$5.4	$7.9	$7.9
Net (loss)	($66.5)	($40.3)	($23.2)	($41.8)
Net (loss) income per share
Continuing operations	($0.20)	($0.14)	($0.10)	($0.16)
Discontinued operations	$0.00	$0.02	$0.03	$0.03
Total	($0.20)	($0.12)	($0.07)	($0.13)

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the Company’s operating loss for that period. It is expected that the Company will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
In Q3’07, Ivanhoe Mines recorded a net loss of $83.1 million (or $0.22 per share), compared to a net loss of $66.5 million (or $0.20 per share) in Q3’06. The $16.6 million increase in the loss from 2006 to 2007 was largely due to a $7.5 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $2.5 million increase in foreign exchange gains and a $5.3 million increase in income from discontinued operations, less a $6.7 million write-down of asset backed commercial paper.
A. EXPLORATION ACTIVITIES
In Q3’07, Ivanhoe Mines expensed $74.8 million in exploration and development activities, compared to $67.3 million in Q3’06. In Q3’07, Ivanhoe Mines exploration activities were focussed on the Oyu Tolgoi Project and the Cloncurry Project in Queensland, Australia. The majority of the $74.8 million was spent on the Mongolian projects ($63.9 million) as well a significant amount at Cloncurry ($7.9 million).
Mongolian expenditure in Q3’07 consisted of the following exploration and development costs:

MONGOLIA EXPLORATION EXPENSES	Q3’07	% of Total

($ in million’s)

Oyu Tolgoi
Concentrator and Infrastructure Engineering	$11.2	17.5%
Site Construction	19.5	30.5%
Shaft No. 1 Sinking	14.0	21.9%
Exploration	3.1	4.9%
Owner’s Costs (a)	9.6	15.0%

	57.4
Coal Division (a)	4.2	6.6%
Other Mongolia Exploration (including SouthGobi) (a)	2.3	3.6%

	$63.9	100.0%

(a)	Includes non-cash stock-based compensation.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Exploration and development expenditures capitalized in Q3’07 totalled $60.0 million, compared to $7.8 million in Q3’06. During Q3’07, the $60.0 million capitalized related mainly to $57.2 million capitalized at Oyu Tolgoi for equipment.
MONGOLIA
OYU TOLGOI
The Oyu Tolgoi Project consists of two groups of deposits — the Southern Oyu Deposits and the Hugo Dummett Deposits — that are contained within an aggregate area of approximately 6.3 kilometres north-south by 3.0 kilometres east-west. In March 2007, an updated Oyu Tolgoi Technical Report prepared by GRD Minproc was released. It contained a revised estimate of the Project’s mineral resources at the Hugo North Deposit that had been independently estimated by AMEC Americas Ltd. The revised estimates can be found in the 2006 Annual Information Form on www.sedar.com.
Members of Mongolia’s Parliament visiting mines in the US, Australia and Chile in preparation for discussion of Oyu Tolgoi draft Investment Agreement
During the third quarter, members of the Mongolian National Parliament’s Standing Committee on Economics formed a Working Group to review and evaluate the draft Investment Agreement that Ivanhoe Mines and its strategic partner, Rio Tinto, had negotiated in April 2007 with a separate Working Group appointed by the Government of Mongolia. Standing Committee Working Group members began a series of visits to international mines owned by Rio Tinto PLC, BHP Billiton and other companies to familiarize themselves with industry-leading mining practices that could be introduced to Mongolia and economic benefits that could be expected with the construction of the copper-gold mining complex at Oyu Tolgoi planned by Ivanhoe Mines and Rio Tinto.
In late September 2007, Mongolia’s Finance Minister and several members of the Standing Committee’s Working Group visited the Bingham Canyon Mine near Salt Lake City, Utah. Owned by Kennecott Utah Copper Company, which is part of Rio Tinto’s global portfolio of assets, Bingham Canyon has been in production for more than 100 years and is the second-largest copper producer in the US. The Mongolian MPs inspected the mine’s open pit, concentrator, smelter and refinery operations and were briefed by Rio Tinto executives and community leaders. In early October, other MPs who are also members of the Standing Committee’s Working Group visited Rio Tinto’s North Parkes underground block-cave mine in Australia, which utilizes advanced ore recovery technologies similar to those planned for the underground portion of the Oyu Tolgoi development. Mongolia’s Minister of Industry and Trade accompanied MPs on an inspection of Chilean mines in November.
The Mongolian Parliament began its autumn session in early October and consideration of the draft Investment Agreement for Oyu Tolgoi is on Parliament’s official schedule of business. The Mongolian Government’s Cabinet completed its review of the draft Investment Agreement in June. The

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agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project. Consideration and approval by the Parliament is expected to be the final step in the process of concluding an Investment Agreement in accordance with the revised Minerals Law enacted by Parliament last year. The draft agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.
Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from further unexpected delays in the parliamentary approval process.
Ivanhoe Mines is monitoring the deliberations of the National Parliament and the anticipated formation of a reconstituted cabinet under Sanjaa Bayar, who was recently elected Chairman of the Mongolian People’s Revolutionary Party (MPRP) and who is expected to be appointed Prime Minister. Ivanhoe is continuing to assess any implications for the Oyu Tolgoi development schedule. A plan prepared by the joint Ivanhoe Mines-Rio Tinto Technical Committee would guide an orderly curtailment of development activities and a significant reduction of expenditures at the Oyu Tolgoi Project if an Investment Agreement with the Mongolian Government is not finalized within an acceptable period of time.
Rio Tinto provides $350 million convertible credit facility to Ivanhoe Mines
In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the state of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150 million.
The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.
Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate, plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108 million in interest are convertible into up to 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
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As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility.
Assuming the completion of the second tranche equity investment contemplated by the October 2006 Private Placement Agreement, if Rio Tinto were to fully convert the maximum amount available for conversion under the credit facility and exercise all of its share purchase warrants, it would hold approximately 256.2 million common shares of Ivanhoe Mines representing 42.2% of Ivanhoe Mines’ then outstanding common shares on a fully diluted basis (43.1% undiluted).
Ivanhoe Mines and Rio Tinto also agreed to amend certain terms of the October 2006 Private Placement Agreement. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto’s maximum permitted shareholding in Ivanhoe Mines has been increased to 46.65% from 40%.
Oyu Tolgoi development activities see Shaft No. 1 nearing completion
The Oyu Tolgoi site celebrated a safety record with 2.5 million hours worked without a lost-time incident in early October 2007. Site preparation continued during Q3’07, positioning the project to commence full construction upon final approval of an Investment Agreement. Activities on site during the third quarter focused on the sinking of Shaft No. 1, sub-surface collar works at Shaft No. 2, excavation of the full concentrator area and continued enlargement of the construction camp facilities.
As expected, Shaft No. 1 reached 1,300 metres, the depth of the characterization drift level, at the end of Q3’07. Additional sinking to allow for underground infrastructure will continue to the end of the year. Planned lateral development will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production — and ultimately ventilation — to the underground mine. Lateral development work is expected to formally commence in early 2008. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Dummett Deposit, enabling the Company to complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level — a milestone expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial, primary underground production and service shaft at Oyu Tolgoi. Site work completed in Q3’07 included concrete work to bring the sub-surface works to grade or near to grade by the onset of winter. This work includes the below-surface collar foundation to support the headframe, and accommodate a conveyor gallery and vent plenum. Engineering work is continuing on schedule.

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RESULTS OF OPERATIONS
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On the concentrator, total excavation work is approximately 20% complete. Concentrator engineering reached 71% completion as of October 2007 and is scheduled for substantial completion in March 2008.
Work also continued on the temporary facilities during Q3’07. The main construction camp continues to be built out to allow for full mobilization of the construction workforce. The combined capacity of the three camps is 2,408 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q3’07. The principal activities included engineering for the diesel power station, which will provide construction power to the project, and engineering on the Gunii Hooloi bore field, which will serve as a permanent water source for the mine.
Oyu Tolgoi block-cave planning advances
Block-cave planning for the Hugo Dummett Deposit continued during Q3’07 with the commencement of a detailed study of the first production lift. This study will extend throughout 2008 and will incorporate the findings of the characterization drift. This drift will provide the geotechnical parameters to determine the detailed block-cave footprint design and mine development requirements. Additionally, information from the characterization drift will provide data for the underground engineering design criteria that will be used to optimize the production schedule and to upgrade the underground resources to reserves.
Other aspects of this detailed study include further optimization evaluations for the future concentrator expansion and smelter.
Work continued in Q3’07 on detailed design of the plant and infrastructure, which is approximately 60% complete. Continued negotiations with equipment suppliers for the open pit and plant operations took place and major critical-path equipment items are fully specified.
The update to the Integrated Development Plan (IDP) was advanced and awaits the finalization of the Investment Agreement prior to completion of the economic model. All major capital estimates will be updated and included in the revised IDP.
Ongoing drilling expands Oyu Tolgoi geological trend to 20 KM
(Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 14,755 metres of drilling on the Oyu Tolgoi Project during Q3’07, including 9,176 metres on the newly identified Heruga Deposit within the Javkhlant concession of the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property adjoining the southern boundary of Oyu Tolgoi. In addition, 2,600 metres of drilling was completed for geotechnical characterization on the Entrée Gold-Ivanhoe Shivee Tolgoi earn-in joint venture property on the northern boundary of Oyu Tolgoi and on the east side of the Hugo North Deposit. The remaining 2,979 metres of drilling was

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split between sterilization drilling under the proposed coal-fired power plant in the southwest corner of Oyu Tolgoi and exploration drilling on other induced polarization (IP) targets.
The Heruga Deposit, formerly referred to as the Sparrow South IP target, now has been identified by 19 drill holes, totalling 21,000 metres of core drilling. The holes, which are spaced on 200- to 300-metre centres, have defined a 1,100-metre strike length of continuous copper, gold and molybdenum mineralization up to 400 metres in width. The north-south-striking deposit is open on the east side and to the south. While a series of drill holes across the northern strike extension failed to intersect the deposit, they may have been terminated in the hanging wall of the mineralization.
The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend. While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite that are nearly identical to the host rocks of the Oyu Tolgoi deposits. The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor.
In all, the Oyu Tolgoi trend, including the Heruga Deposit and an area of lower-grade copper and gold mineralization — known as the Airport North Zone (discovered in 2006), approximately 10 kilometres northeast of the Hugo Dummett deposit and on the same structural corridor — now has a strike length in excess of 20 kilometres. In addition, the “trend” has been well defined by the regional gradient-array IP surveys conducted by Ivanhoe Mines’ geophysical team. The IP has located four chargeability anomalies along the Oyu Tolgoi trend-line extending approximately 15 kilometres south-southwest into Ivanhoe Mines’ 100%-owned exploration tenements from the Heruga discovery, which are untested by drilling.
By the end of Q3’07, Ivanhoe Mines had incurred in excess of $20 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and now has earned a 51% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of US$35 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe Mines held directly approximately 14.8% of the issued and outstanding share capital of Entrée, in addition to the earn-in rights, at September 30, 2007. In November 2007, Entrée announced a C$30 million treasury offering consisting of 10 million common shares at an issue price of $3.00 per share. Ivanhoe Mines has exercised its pre-emptive rights to acquire an additional 2.1 million common shares for proceeds of C$6.4 million to maintain its 14.8% ownership interest in Entrée.

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MONGOLIA
Other copper-gold exploration projects
Ivanhoe Mines’ exploration activities during Q3’07 focused on the Kharmagtai project where a 5,100-metre diamond-drilling program was completed. Eight holes totalling 2,300 metres were drilled during the quarter.
The Q2’07 report announced the discovery of porphyry mineralisation at the Pigeon prospect, centred over a 500 metre wide magnetic high located 2 kilometres east of the main deposits. Drilling during Q3’07 intersected intrusion-related copper mineralisation located one kilometre northeast of the Pigeon (60 metres at 0.19 % Cu). Drill holes one kilometre to the north and one kilometre to the northwest of the Pigeon intersected shallow zones of gold mineralisation associated with oxidised structures (6 metres at 4.1 g/t Au and 0.76 % Cu and 8 metres at 0.34 g/t Au respectively). Further drilling adjacent to the Pigeon is planned.
A 160-metre step out east of previous drilling at Altan Tolgoi intersected 40 metres at 0.41 g/t Au and 0.66 % Cu, including 6 metres at 1.88 g/t Au and 1.78 % Cu, and 102 metres at 0.17 g/t Au and 0.34 % Cu, including 22 metres at 0.34 g/t Au and 0.65 % Cu and 6 metres at 0.36 g/t Au and 1.15 % Cu).
One hole targeting a chargeability anomaly located on the western margin of Tsagaan Sudal, intersected widespread low-grade mineralisation (168 metres at 0.20 g/t gold and 0.33 % copper), indicating that porphyry mineralisation extends westward from Tsagaan Sudal into the Duck. The remaining holes tested targets at The Basin, South Zesen Uul, West Chun and Western Altan Tolgoi, but did not return significant assay results.
In the Chandman Uul district, trenching and drilling programmes were carried out during the quarter. Trenches totalling 4,156 metres were excavated, logged, sampled and rehabilitated and zones of anomalous copper and gold mineralization in two of the prospects were followed up by later drilling. Core drilling totalling 2,229 metres was carried out. Three holes were drilled to test geophysical or geochemical targets on outlying prospects and five holes were drilled to further test the extent of Cu-Au mineralization intersected in drilling during 2004. Significant copper-gold mineralization associated with magnetite mineralization was intersected in four drill holes of this campaign at the main prospect; the best intersect to date is 106 metres @ 0.45 g/t Au and 0.87 % Cu from 94 to 200 metres in hole CUD018. Assay results from two holes are still awaited. Mineralization has now been intersected in three sections along a strike length of greater than 1,000 metres at Chandman Uul.

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AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Ivanhoe Mines continued its significant exploration activities at Cloncurry, spending $7.9 million during Q3’07 compared to $1.1 million in Q3’06.
Swan Prospect. In October 2007, Ivanhoe Mines announced that continued exploration drilling had resulted in the discovery of a significant high-grade zone of copper and gold mineralization on the western margin of the large, open-ended SWAN IOCG Project. Drill hole MEHQ071130, on the western margin of the SWAN system, intersected 90 metres grading 2.02% copper and 1.3 g/t gold from 582 metres to 672 metres, including 54 metres grading approximately 3.04% copper and 1.89 g/t gold. The intersection is missing a 3.5-metre section of high-grade core resulting from loss during drilling of the very friable composition of the intense chalcopyrite-rich mineralization. As such, this zone is being re-drilled and recovery improved by using a triple-tube core-barrel to preserve the entire high-grade intercept. Additional drilling will define the attitude and dip of the high-grade zone and also the true thicknesses of the drill intersections.
The Hole 1130 intersection highlights the potential for further large, high-grade zones in and around the extensive SWAN system. The tenor and thickness of the high-grade mineralization appears to be superior to that previously mined at the Mt. Elliott Mine, approximately one kilometre away. The high-grade sections within the 90-metre intercept are associated with one- to three-metre-wide veins of chalcopyrite, magnetite, pyrite and calcite. These veins are sub-vertical and have a north-northeast trend. These zones might represent long-lived feeder zones to the main body of mineralization or be cross-cutting late-stage mineralization. The style and structure of the mineralization intersected in the newly discovered high-grade zone indicates that repeat structures with similar grades and thicknesses are possible within the SWAN system.
Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the high-grade zone to expand the size and to better understand the structural controls of the mineralization. An additional 150-metre-wide intersection of visibly strong chalcopyrite-dominated mineralization was intercepted in Hole 1118 (assay results pending), approximately 100 metres up-dip from Hole 1130 and within the same stratigraphic position. Given the tenor of the intersection in holes 1130 and 1118, a pattern of drilling to achieve a mineral resource on this high-grade portion of SWAN will be completed as a priority undertaking.
During Q3’07, 32 diamond core holes were drilled at SWAN, totalling 25,087 metres. The recent drilling at SWAN has included testing of the northwest strike extent and also the SWELL mineralization to the east of SWAN and southwest of Mt Elliot; drilling is continuing at SWELL with a view to establishing the relationship between the SWAN and Elliott deposits. Seven drill rigs are located at SWAN, but soon will be reduced to four as some rigs move on to the testing of other

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targets. One six-kilometre-long line of dipole-dipole IP was completed close to the North Gossans area. Mapping commenced this quarter on the Central and Northern Leases, located immediately northwest of the SWAN and Mt Elliot prospects. This work will continue into the next quarter and is expected to define additional drill targets.
The SWAN-Mt. Elliott IOCG system is the first of numerous targets to be intensively drill tested by Ivanhoe in the Cloncurry district. Delineation drilling has just begun at Mt. Dore (see below) and Amethyst Castle, the second and third targets to be drill tested in the district. Reconnaissance drilling at the other IOCG targets will proceed when sufficient delineation on the SWAN and Mt. Dore prospects has been completed.
Reconnaissance drilling at the Amethyst Castle and Castle Mount prospects has intercepted significant intersections of classic, IOCG-style breccias similar to those that host economic mineralization at the Ernest Henry Mine, near Cloncurry, and the Olympic Dam and Prominent Hill deposits in South Australia’s Gawler Craton. A first-pass drill program at the Metal Ridge prospect has intercepted anomalous copper and gold mineralization similar in alteration style to the SWAN Deposit.
Central and Northern Gossans. Detailed geological mapping and sampling are taking place at the Central and Northern Gossans areas where copper and gold mineralization was intersected in limited, shallow drilling carried out decades ago. To date, mineralized zones have been intersected over a strike length of at least four kilometres. This north-trending zone could represent the northern strike extension of the SWAN deposit, which already has been demonstrated to be approximately 1.3 kilometres long.
Mt. Dore Prospect. Significant Mineral Resources have been previously declared at the Mt Dore Prospect and drilling is underway to re-establish a valid 43-101 compliant resource. Copper within this system is hosted within east-dipping shales and siltstones overlain by granites. One drill rig is located at this prospect, drilling vertical infill holes up to 400 metres deep, as follow-up to the previous programs. A total of 19 holes are planned, with a second rig to move to Mt. Dore from SWAN in Q4’07. Mt Dore is one of the most advanced prospects in the field and provides the earliest opportunity for copper production on the Cloncurry prospect.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys. The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. In Q3’07, six lines of 200-metre-deep dipole-dipole IP were completed at 400-metre line spacings, producing a number of anomalies that require follow-up exploration and/or drilling.
Metal Ridge. Air-core drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned for this project.

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Starra Line. The Line on the Western Ironstone System produced a reported 170,000 tonnes of copper and one million ounces of gold from ore grading 2.23% copper and 4.56 g/t gold between 1987 and 2003. The system had been previously drilled to an average depth of 230 metres. Testing of this system at depth is expected to commence later this year or early in 2008.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne, Great Wall and Dairy Bore. Five diamond-drill holes were completed on Robert Heg in the previous quarters, totalling 1,676 metres. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core-handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of air-core drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect. A detailed SAM conductivity survey with a 50-metre line separation is in progress in the Elizabeth Anne-Great Wall area, with the objective of more detailed mapping of the structures, revealed by conductivity trends, associated with anomalous uranium. Eight rock-chip samples from an ironstone outcrop at the Great Wall prospect assayed between 0.8% and 1.1% U, with associated anomalous copper mineralization.
Gravity and air-core drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper, magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program. The rock-chips from the air-core programs at Dairy Bore and Elizabeth Anne will be logged and reported on in Q4’07.
More detailed follow-up on the uranium targets will commence in early 2008. Work in Q4’07 will focus on the SWAN and Mt. Dore deposits.
Ivanhoe Mines is continuing to assess financing alternatives for Cloncurry.
KAZAKHSTAN
Progress on commercial-scale demonstration plant at Bakyrchik Gold Project
The Bakyrchik Mining Venture (BMV) is in the process of completing construction of a commercial-scale demonstration plant capable of processing 200,000 tonnes per annum, using a rotary kiln to oxidize the ore, followed by conventional grinding and cyanidation. BMV has a stockpile of approximately 100,000 tonnes of ore grading 8.17 g/t of gold that will be run through the demonstration plant to confirm metallurgical parameters.

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During Q3’07, the remaining contracts for the construction of the demonstration plant were signed and advance payments made. Construction of the plant continued during the quarter and currently involves nine major contractors. Most purchase orders for the major mechanical equipment have been placed. The work program is being reviewed to ensure that all technical, budgetary and scheduling commitments are being met for the construction. It is expected that the scheduled completion date for the demonstration plant may be extended to the summer of 2008 following the review. This is due largely to the competition for contracting resources in Far East Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout Kazakhstan. Ivanhoe Mines is continuing to assess numerous financing alternatives for the Bakyrchik Gold Project, including a potential equity offering in the project in international financial markets.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration in western Inner Mongolia and elsewhere in Northern China continued during Q3’07. The program consisted of the field geological assessment of more than 50 licenced intrusive-related and breccia-hosted gold-silver and copper-molybdenum deposits within and along the margins of the North China Craton. Reconnaissance exploration will continue into Q4’07 and follow-up ranking, detailed legal and geological assessment of previously assessed targets will be completed prior to cessation of the field season in early December.
SOUTHGOBI ENERGY RESOURCES (86% owned)
SouthGobi Energy Resources receives mining license for its Ovoot Tolgoi operations in Mongolia
On September 11, 2007, SouthGobi Energy Resources received official notification from the Government of Mongolia that it had been granted a mining license for its open-pit coal mine at its Ovoot Tolgoi Project. This step was conditional on paying the first year mining licence fees within 10 days of the receipt of the letter. The fees were paid on September 17, 2007, and the 30-year Mining Licence Certificate, dated September 20, 2007, was received on October 1, 2007. SouthGobi expects to receive the Permit to Mine by the end of 2007.
On November 5, 2007, SouthGobi announced that it had committed to purchase a fleet of coal-mining equipment for Ovoot Tolgoi. Delivery of the equipment, valued at approximately $16 million, is scheduled for Q1’08. Site facilities have been designed and construction is scheduled for spring 2008, subject to favourable weather.
SouthGobi plans an initial mine start up in Q1’08, with the first shipment of coal in Q3’08. The Ovoot Tolgoi work camp has been winterized and will service the mine during the pre-production phase. The

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engineering and design for a permanent camp, maintenance facilities and offices has been completed.
SouthGobi also announced on November 5 that it had arranged a new credit facility with Ivanhoe Mines, which allows SouthGobi to obtain advances from Ivanhoe Mines to an aggregate maximum of $32.5 million. The new credit facility is unsecured and is not convertible into equity. The facility will be used to fund certain operating, development and administrative expenditures.
SouthGobi has commissioned Norwest Corporation to complete an updated mining study on Ovoot Tolgoi. The study is expected to be completed by the end of Q4’07 and will be an enhancement of two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities as required by Mongolian Mining Laws within 60 days of receiving a mining licence.
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields and delineating spoil areas and specific site facilities areas.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential as part of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams — prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. An underground mining consultant has been retained and is working on a plan to advance the project. The Ovoot Tolgoi underground project requires further drilling before a resource estimate can be completed. This program was initiated during this year’s drilling program and will be continued in the spring of 2008.
SouthGobi Energy has been approached by a number of significant industry participants and investors with respect to potential project participation and investments. Discussions are ongoing.
Ivanhoe Mines at September 30, 2007, held approximately 86% of the issued and outstanding share capital of SouthGobi. Ivanhoe Mines also has 25.6 million SouthGobi preferred shares that, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 90% of the total number of issued and outstanding common shares of SouthGobi.
JINSHAN (43% owned)
In July 2007, Jinshan Gold Mines announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of pre-commercial production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved during the next few months.
On October 17, Jinshan reported that gold production since July 2007 from the CSH Gold Mine had reached 13,926 gold doré ounces, or 10,143 ounces of gold. Silver comprises approximately 30% of

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each doré bar. All production at Jinshan’s CSH gold mine is un-hedged and sold at the prevailing Shanghai Gold exchange price, which closely tracks the London Gold Fixing price.
A drilling program at the CSH 217 Gold Mine is designed to delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been increased to approximately 11,000 metres, more than double the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected in early 2008.
An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up gold production to approximately 180,000 ounces per year.
B. INVESTMENT HELD FOR SALE
As part of the agreement that established the Rio Tinto strategic partnership announced in October 2006, Ivanhoe Mines agreed to divest all of its business interests and assets in Myanmar — including its indirect interest in the Monywa Copper Project — that were held through its Monywa subsidiary. On February 27, 2007, Ivanhoe Mines transferred ownership of the Monywa subsidiary to a company owned by an independent third-party trust (the Trust) in consideration for a promissory note. The sole purpose of the Trust is to sell the shares of the Monywa subsidiary to one or more arm’s-length third parties. The promissory note will be repaid in full upon the completion of the sale of the shares of the Monywa subsidiary. The company owned by the Trust (Trust Holdco) that now holds the shares of the Monywa subsidiary for sale also must use the proceeds of any dividends or other distributions it receives from the Monywa Copper Project to partially repay the promissory note. Other than the promissory note, Ivanhoe Mines retains no interest in the Monywa subsidiary or any of its assets.
The investment is accounted for under the cost method and has a carrying value of $134.4 million at September 30, 2007.
In March 2007, Trust Holdco engaged a third party (the Sale Service Provider) who is responsible for identifying potential third-party purchasers, soliciting expressions of interest from such potential purchasers, negotiating sale terms and facilitating the sale of the Myanmar assets on behalf of the Trust. During Q3’07, the Sale Service Provider was engaged in discussions with potential purchasers. These discussions are ongoing.

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C. DISCONTINUED OPERATIONS
In February 2005, the Company sold its Savage River mining operations (Savage River) in Tasmania, Australia, for two initial payments totalling $21.5 million ($15.0 million received in 2005 and $6.5 million received in January 2006), plus a series of five contingent, annual payments that commenced on March 31, 2006.
In 2006, Ivanhoe Mines received the first contingent annual payment of $28.2 million.
On March 30, 2007, Ivanhoe Mines received the second annual contingent payment of $19.0 million with an additional $1.3 million adjustment received in June 2007.
To date, Ivanhoe Mines has received $70.0 million in proceeds from the sale of Savage River.
At September 30, 2007, Ivanhoe Mines had accrued an $11.4 million receivable in relation to the third contingent annual payment due in March 2008. This amount is calculated based upon the actual tonnes of iron ore sold during the six-month period ended September 30, 2007 and the escalating price formula.
D. ADMINISTRATIVE AND OTHER
General and administrative costs. Administrative costs in Q3’07 were consistent with Q3’06.
Interest Income. The $0.3 million increase in interest income is due to higher average cash balances in Q3’07, coupled with higher interest rates in Q3’07 compared to Q3’06.
Foreign exchange gain. The foreign exchange gain during the Q3’07 was mainly attributable to the strengthening of the Canadian dollar against the U.S. dollar.
Share of loss on significantly influenced investee. The $2.1 million share of loss on significant influenced investee represents Ivanhoe Mines’ share of Jinshan’s net loss for Q3’07, in Q3’06 Ivanhoe Mines’ investment in Jinshan was consolidated.

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LIQUIDITY AND CAPITAL RESOURCES
Cash Flow
Operating activities. The $27.0 million of cash used in operating activities from continuing operations in Q3’07 primarily was the result of $72.4 million in cash exploration expenditures, offset by a $41.8 million change in non-operating working capital
Investing activities. In Q3’07, $128.5 million of cash was used in investing activities, consisting largely of a $67.5 reclassification of Asset Backed Commercial Paper from Cash to Other long-term Investments. Also included was $60.0 million in property, plant and equipment acquisitions and construction mainly relating to Oyu Tolgoi.
Financing activities. Financing activities of $1.8 million in Q3’07 were primarily due to proceeds received from the exercise of stock options.
Liquidity and Capital Resources
At September 30, 2007, consolidated working capital was $49.6 million, including cash of $102.9 million, compared with working capital of $364.7 million and cash of $363.6 million at December 31, 2006.
The bulk of the Company’s expenditures are of a discretionary nature and as such can be deferred based on the status of the Company’s cash resources. Based on the Company’s financial position at September 30, 2007 and the $350 million convertible credit facility with Rio Tinto, the Company believes that existing funds should be sufficient to fund its minimum obligations, including planned Australian and Bakyrchik obligations and general corporate activities, for at least the next 12 months. Should the Company be unable to negotiate an Investment Agreement that is acceptable to Rio Tinto, with the result that Rio Tinto elects not to proceed with the second tranche private placement, Ivanhoe Mines may delay, postpone or curtail certain of its planned activities for the remainder of 2007 and thereafter. The Company will continue to assess the need for project financing relating to the development of power and other infrastructure-related activities in association with the Oyu Tolgoi Project. See “Outlook” for further details.
Asset Backed Commercial Paper
As at September 30, 2007 Ivanhoe Mines held $67.5 million of non-bank sponsored Asset Backed Commercial Paper (“ABCP”) which have matured, but for which no payment has been received. On August 16, 2007 it was announced that a group representing banks, asset providers, and major investors had agreed to a standstill with regard to all non-bank sponsored ABCP. This standstill was extended until December 14, 2007 when a number of proposals will be assessed (the “Montreal Proposal”).

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The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are no market quotations available for the Montreal Proposal ABCP. Management has assessed the fair value of Ivanhoe Mines’ ABCP holdings considering the best available data regarding market conditions for such investments at September 30, 2007. Ivanhoe Mines recorded an impairment of $6.7 million and reclassified these investments from cash and cash equivalents to other long-term investments.
There is currently no certainty regarding the outcome of the Montreal Proposal. Therefore, there is uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP.
In October 2007, Ivanhoe Mines obtained a loan of $17.1 million secured against certain of the ABCP products.
Financial Instruments
The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, other current assets, long-term investments, other long-term investments, accounts payable and accrued liabilities and loans payable to related parties.
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the ABCP, was determined by considering the best available data regarding market conditions for such investments at September 30, 2007, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ loan payable to related parties was estimated by discounting future payments to their present value.
The fair value of Ivanhoe Mines’ remaining financial instruments was estimated to approximate their carrying value, due primarily to the immediate or short-term maturity of these financial instruments.
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

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SHARE CAPITAL
At November 14, 2007, the Company had a total of:
•	375.1 million common shares outstanding.

•	14.6 million incentive stock options outstanding, with a weighted average exercise price per share of Cdn$10.09. Each option is exercisable to purchase a common share of the Company at prices ranging from Cdn$3.25 to Cdn$16.79 per share.

•	92.1 million share purchase warrants outstanding granted to Rio Tinto, with exercise prices ranging between US$8.38 and US$9.02 per share (Series A and B warrants). These warrants are exercisable until two years after the earlier of completion of the Investment Agreement and October 27, 2009.

•	35.0 million Series C share purchase warrants outstanding granted to Rio Tinto as part of the $350 credit facility agreement, with an exercise price of US$10.00 per share. These warrants have a life of 5 years and may be exercised pro rata based on the amount of funds drawn down by Ivanhoe Mines. Currently 15.0 million of these warrants are exercisable.
OUTLOOK
On April 10, 2007, after several months of negotiations, Ivanhoe Mines and Rio Tinto reached an agreement in principle with a Working Group appointed by the Mongolian Government on a draft Investment Agreement for the development and long-term operation of the Oyu Tolgoi copper-gold project in the South Gobi Region of Mongolia. An associated Shareholders Agreement was also negotiated and agreed upon in principle.
The terms of the draft Investment Agreement and the associated Shareholders Agreement provide a necessary period of development and long-term operational stability and certainty regarding principal tax and fiscal issues that will allow for the realization of Oyu Tolgoi’s benefits for both the people of Mongolia and the shareholders of Ivanhoe Mines and Rio Tinto. The Investment Agreement would have a term of 30 years, with the opportunity to extend the agreement for an additional 30-year term.
In June, the Mongolian Government’s Cabinet completed its review of the draft Investment Agreement and the associated Shareholders Agreement and forwarded the agreements to the Mongolian Parliament for its review and approval. Parliament’s approval of the agreements is expected to be the final step in the process of concluding the agreements in accordance with the revised Minerals Law enacted by Parliament last year. Although Parliament decided to address the draft documents during its autumn session, which formally began in early October, the review and approval of the draft agreements has not yet been addressed due to two primary reasons.

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First, the Working Group established by the Mongolian Parliament’s Standing Committee on Economics to review and evaluate the documents decided to gather certain information on mining projects and to make a series of mine site visits before attempting to undertake a full review of the draft Investment Agreement and the associated Shareholders Agreement. The mine site visits are intended to familiarize the Working Group with large, long-life, modern mining operations and to enable members of the Working Group to gain a better understanding of the scale and economic potential of the copper-gold mining complex being planned for the Oyu Tolgoi deposit in southern Mongolia by Ivanhoe Mines and its strategic partner, Rio Tinto. In late September 2007, Mongolia’s Finance Minister and several members of the Standing Committee’s Working Group visited the large Bingham Canyon Mine near Salt Lake City, Utah. Owned by Kennecott Utah Copper Company, which is part of Rio Tinto’s global portfolio of assets, Bingham Canyon has been in production for more than 100 years and is the second-largest copper producer in the US. The Mongolian MPs inspected the mine’s open pit, concentrator, smelter and refinery operations and were briefed by Rio Tinto executives and community leaders. In early October, other MPs who are also members of the Standing Committee’s Working Group visited Rio Tinto’s North Parkes underground block-cave mine in Australia, which utilizes advanced ore recovery technologies similar to those planned for the underground portion of the Oyu Tolgoi development. Mongolia’s Minister of Industry and Trade accompanied MPs on an inspection of Chilean mines in November.
Second, the deliberations of the National Parliament and the anticipated formation of a reconstituted cabinet under Sanjaa Bayar, who was recently elected Chairman of the Mongolian People’s Revolutionary Party (MPRP) and who is expected to be appointed Prime Minister.
Nevertheless, it is expected that sufficient time will remain within the autumn session of Parliament to enable the designated Working Group to consider the draft agreements and make a recommendation regarding approval of the documents and their essential terms and conditions contained in them.
In accordance with Mongolia’s 2006 Minerals Law, the Oyu Tolgoi deposit has been designated a deposit of “strategic significance.” As a result, the draft Investment Agreement provides for Mongolia to acquire 34% of the shares of Ivanhoe Mines Mongolia Inc XXK (IMMI), the Ivanhoe Mines’ subsidiary that holds the mining license for the Oyu Tolgoi deposit and will be developing the mining project. As a shareholder, the State of Mongolia will be responsible for its share of the total capital required by the project to develop an initial open-pit mine, projected to be in production in 2010, and a phase-two underground mine projected to be in operation in 2014. If necessary, Ivanhoe Mines would contribute some or all of Mongolia’s share of capital costs during the first six years of the project, which then would be repaid through dividends.
Other general provisions in the draft Investment Agreement include the following:
•	The Mongolian Government would be entitled to appoint three of the nine directors of IMMI. The project’s management team would be nominated by Ivanhoe Mines.

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•	The rates of more than 20 taxes, fees and charges under Mongolian laws would be stabilized for the term of the Investment Agreement. While current rates would apply during the term of the Investment Agreement, the Oyu Tolgoi Project would also receive the benefit of any lower rates introduced in the future.
•	Gold produced at Oyu Tolgoi would be sold to the Central Bank of Mongolia at international market prices, and therefore would be exempt from the 68% Windfall Profits Tax enacted last year by the Mongolian Parliament. IMMI has pledged to facilitate, possibly with other parties, the construction of a copper smelter in Mongolia within five years of the start of production at Oyu Tolgoi, ensuring that copper ore and copper produced at Oyu Tolgoi also would be exempt from the Windfall Profits Tax for the full term of the Investment Agreement.
•	During operation of the mines, the Investment Agreement provides that a minimum of 90% of the Oyu Tolgoi project employees would be Mongolian nationals. During construction, a maximum of 25% of employees would be foreign nationals.
•	IMMI is committed to an extensive skills training program. The Company’s goal is to ensure that Mongolians fill 51% of engineering positions within 10 years of start up. The company would establish a graduate scholarship program, targeting engineering-related fields, at Mongolian and international universities to help qualify 100 Mongolians for advanced mining jobs in within six years.
The Investment Agreement negotiated with the Mongolian Government’s Working Group addressed the various salient issues presented by amendments to the Minerals Law and Tax Laws that were enacted by Parliament in 2006. These issues include, but are not necessarily limited to, the following:
Strategic Deposit. Pursuant to the 2006 Amended Minerals Law, the Government of Mongolia was provided the option to acquire interests in mineral deposits deemed to be “mineral deposits of strategic importance”. The Government gained a qualified right to acquire an interest of 1) up to 34% in strategic deposits discovered through privately financed exploration; and 2) up to 50% in deposits that were discovered through the use of state funds during the era of the former Soviet Union. The Oyu Tolgoi discoveries on the Company’s licenses and the discoveries on the adjoining Entrée Gold joint venture property were financed entirely with private capital.
The Amended Minerals Law states that any acquisition of a state interest in a mining project will be subject to negotiation with the license holder as part of the Investment Agreement process.
Royalty rates. The Government’s royalty on all metals increased from 2.5% to 5.0% and is based on gross sales. The Government’s royalty on coal remained the same as it was enacted under the 1997 Minerals Law at 2.5%.

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Licence maturity. The term of an exploration licence was increased from seven to nine years. The maximum term for a mining licence, including possible extensions, was reduced from 100 years to 70 years (30 years with two possible extensions of 20 years).
Employment requirements. A licence holder is obligated to employ no more than 10% foreign citizens or face a monthly surcharge of 10 times the minimum monthly salary for each foreign citizen employee above the 10% limit.
Listing requirements. An entity holding a mining licence for a deposit classified as a “mineral deposit of strategic importance” now is required to list at least 10% of its shares on the Mongolian Stock Exchange. It is uncertain, at present, how this requirement will be implemented in practice and what steps may need to be taken to accomplish such listing.
Other income tax amendments. Amendments to the Tax Law also include the introduction of a 10% investment tax credit, the introduction of a two-year loss-carry-forward provision and improved depreciation allowances. These amendments are expected to compensate for the elimination of the tax holidays that previously applied only to foreign-owned companies as licence holders. Presently, mining is not considered by the Government of Mongolia to qualify for the investment tax credit.
Excess Profits Tax. In May 2006, a 68% excess profits tax was approved by the Mongolian Parliament. The tax applies to sales revenue, net of all selling and treatment charges, which exceeds certain threshold levels for gold and copper ore and concentrates. Based on the Company’s initial assessment, the effective price at which the tax will apply to Oyu Tolgoi copper currently is estimated to be $1.45 per pound, since the legislated base price of $1.18 per pound, along with the cost of external smelting and realization costs, can be deducted from sales proceeds.
The Government also has confirmed that the new excess profits tax would not be applied to copper smelted in Mongolia and would not apply to the gold contained in copper concentrate. It is envisaged that the Oyu Tolgoi Project will be a producer of copper concentrate and gold produced at Oyu Tolgoi will be contained in copper concentrate.
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended September 30, 2007, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

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CONTRACTUAL OBLIGATIONS
As at September 30, 2007, there were no significant changes in Ivanhoe Mines contractual obligations and commercial commitments from those reported in Ivanhoe Mines’ Management’s Discussion and Analysis for the year ended December 31, 2006.
CHANGES IN ACCOUNTING POLICIES
On January 1, 2007, the Company adopted the provisions of the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 did not have an impact on the Company’s consolidated financial condition or results of operations.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.
RECENT ACCOUNTING PRONOUNCEMENTS
There are no new recently issued United States accounting pronouncements that impact the Company other than those the Company previously disclosed in its MD&A for the year ended December 31, 2006.
RISKS AND UNCERTAINTIES
There are significant risks and uncertainties respecting Ivanhoe Mines’ $67.5 million investment in ABCP. See “Liquidity and Capital Resources — Asset Backed Commercial Paper”. There is currently very little information available to holders of the Montreal Proposal ABCP respecting the quality of the underlying assets, the fair market value of the ABCP itself or when or the means by which holders will be able to recover their investment. It is currently impossible to predict when or how much of its

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investment in the Montreal Proposal ABCP that Ivanhoe Mines will be able to recover and there can be no assurance that such investment will be recoverable in whole, in part or at all.
Other than as disclosed above and elsewhere in this MD&A, the material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2006.
RELATED-PARTY TRANSACTIONS
The following tables summarize related party expenses incurred by Ivanhoe Mines, primarily on a cost recovery basis, with an officer of a subsidiary of Ivanhoe Mines, companies affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. For further details regarding the nature and relationship of these related party expenditures please refer to the MD&A for the year ended December 31, 2006.

	3 months ended September 30,		9 months ended September 30,
(in $000’s)	2007	2006	2007	2006

Global Mining Management Corporation	$2,054	$1,510	$5,870	$4,320
Ivanhoe Capital Aviation LLC	960	960	2,880	2,880
Fognani & Faught, PLLC	369	250	1,257	857
Ivanhoe Capital Pte. Ltd.	—	15	10	52
Ivanhoe Capital Services Ltd.	311	112	674	437
Rio Tinto plc	117	—	419	—

	$3,811	$2,847	$11,110	$8,546

	3 months ended September 30,		9 months ended September 30,
(in $000’s)	2007	2006	2007	2006

Legal	$369	$250	$1,257	$857
Office and administrative	714	560	2,031	1,697
Project related expenses	117	—	419	—
Salaries and benefits	1,651	1,077	4,523	3,112
Travel (including aircraft rental)	960	960	2,880	2,880

	$3,811	$2,847	$11,110	$8,546

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
Accounts receivable and accounts payable at September 30, 2007, included $324,000 and $2,781,000, respectively (September 30, 2006 — $372,000 and $1,927,000, respectively), which were due from/to an officer of a subsidiary of Ivanhoe Mines, companies affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common.
At September 30, 2007, Ivanhoe Mines’ note receivable from Jinshan was $7,558,000 (September 30, 2006 — $nil).
At the end of September 30, 2007, Ivanhoe Mines’ discontinued Savage River operations owed approximately $5.1 million to the Company’s Chairman. This debt originated as a result of the December 2000 acquisition by Ivanhoe Mines of the Savage River operation. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon Ivanhoe Mines receiving proceeds in excess of approximately $111.1 million from the sale of the Savage River operations. To date, $70.0 million has been received from the sale.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended September 30, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosure of a scientific or technical nature in this MD&A in respect of each of the following projects of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Project	Qualified Person	Ivanhoe Mines

Mongolia — Oyu Tolgoi Exploration and Heruga	Charles Forster	Employee of the Company

Mongolia — Other Copper Gold Exploration Projects	Charles Forster	Employee of the Company

Australia — Cloncurry Project	Douglas Kirwin	Employee of the Company

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2006, and other continuous disclosure documents filed by the Company since January 1, 2007, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project; the outcome of Montreal Proposal ABCP; the potential sale of the Monywa Copper Project by the Trust to a third party; the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Company’s financial statements; and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in this MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
This MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed

IVANHOE MINES LTD.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars except where noted)
profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, John Macken, President and Chief Executive Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 14, 2007
“John Macken”

John Macken
President and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2 — CERTIFICATION OF INTERIM FILINGS
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Ivanhoe Mines Ltd., (the issuer) for the interim period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: November 14, 2007
“Tony Giardini”

Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.

November 14, 2007
IVANHOE MINES ANNOUNCES Q3 2007 RESULTS
SINGAPORE — Ivanhoe Mines today announced its results for the third quarter of 2007 (Q3’07). All figures are in US dollars, unless otherwise stated.
Ivanhoe Mines is continuing to advance its wholly-owned Oyu Tolgoi copper and gold mine development project in Mongolia. Also in Mongolia, the majority-owned SouthGobi Energy Resources is scheduled to commence coal mining in 2008 at its Ovoot Tolgoi deposit in the South Gobi Region, near the Mongolia-China border. Ivanhoe has made significant progress in developing financing options for its Cloncurry copper-gold-uranium exploration project in Queensland, Australia, and for its Bakyrchik gold project in Kazakhstan, to maximize value for Ivanhoe’s shareholders.
MONGOLIA — OYU TOLGOI COPPER-GOLD PROJECT
Members of Mongolia’s Parliament visiting mines in the US, Australia and Chile in preparation for discussion of Oyu Tolgoi draft Investment Agreement
During the third quarter, members of the Mongolian National Parliament’s Standing Committee on Economics formed a Working Group to review and evaluate the draft Investment Agreement that Ivanhoe Mines and its strategic partner, Rio Tinto, had negotiated in April 2007 with a separate Working Group appointed by the Government of Mongolia. Standing Committee Working Group members began a series of visits to international mines owned by Rio Tinto PLC, BHP Billiton and other companies to familiarize themselves with industry-leading mining practices that could be introduced to Mongolia and economic benefits that could be expected with the construction of the copper-gold mining complex at Oyu Tolgoi planned by Ivanhoe Mines and Rio Tinto.
In late September 2007, Mongolia’s Finance Minister and several members of the Standing Committee’s Working Group visited the Bingham Canyon Mine near Salt Lake City, Utah. Owned by Kennecott Utah Copper Company, which is part of Rio Tinto’s global portfolio of assets, Bingham Canyon has been in production for more than 100 years and is the second-largest copper producer in the US. The Mongolian MPs inspected the mine’s open pit, concentrator, smelter and refinery operations and were briefed by Rio Tinto executives and community leaders. In early October, other MPs who are also members of the Standing Committee’s Working Group visited Rio Tinto’s North Parkes underground block-cave mine in Australia, which utilizes advanced ore recovery technologies similar to those planned for the underground portion of the Oyu Tolgoi development. Mongolia’s Minister of Industry and Trade accompanied MPs on an inspection of Chilean mines in November.
The Mongolian Parliament began its autumn session in early October and consideration of the draft Investment Agreement for Oyu Tolgoi is on Parliament’s official schedule of business. The Mongolian Government’s Cabinet completed its review of the draft Investment Agreement in June. The agreement is structured to stabilize tax and fiscal issues and guide the planned development and long-term operation of the Oyu Tolgoi Project. Consideration and approval by the Parliament is expected to be the final step in the process of concluding an Investment Agreement in accordance with the revised Minerals Law enacted by Parliament last year. The draft agreement also remains subject to approvals by the Ivanhoe Mines and Rio Tinto boards of directors.

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Ivanhoe Mines and Rio Tinto have been meeting with Members of Parliament to discuss issues relating to the planned development of Oyu Tolgoi and lawmakers have visited the Oyu Tolgoi Project site to see work in progress. Ivanhoe Mines and Rio Tinto also have expressed their concerns to Members of Parliament, the Government’s Cabinet and the President about adverse impacts on the cost and timing for the Oyu Tolgoi project that would result from further unexpected delays in the parliamentary approval process.
Ivanhoe Mines is monitoring the deliberations of the National Parliament and the anticipated formation of a reconstituted cabinet under Sanjaa Bayar, who was recently elected Chairman of the Mongolian People’s Revolutionary Party (MPRP) and who is expected to be appointed Prime Minister. Ivanhoe is continuing to assess any implications for the Oyu Tolgoi development schedule. A plan prepared by the joint Ivanhoe Mines-Rio Tinto Technical Committee would guide an orderly curtailment of development activities and a significant reduction of expenditures at the Oyu Tolgoi Project if an Investment Agreement with the Mongolian Government is not finalized within an acceptable period of time.
Oyu Tolgoi development activities see Shaft No. 1 nearing completion
The Oyu Tolgoi site celebrated a safety record with 2.5 million hours worked without a lost-time incident in early October 2007. Site preparation continued during Q3’07, positioning the project to commence full construction upon final approval of an Investment Agreement. Activities on site during the third quarter focused on the sinking of Shaft No. 1, sub-surface collar works at Shaft No. 2, excavation of the full concentrator area and continued enlargement of the construction camp facilities.
As expected, Shaft No. 1 reached 1,300 metres, the depth of the characterization drift level, at the end of Q3’07. Additional sinking to allow for underground infrastructure will continue to the end of the year. Planned lateral development will allow for additional exploration of the Oyu Tolgoi high-grade underground deposits and also will provide initial production — and ultimately ventilation — to the underground mine. Lateral development work is expected to formally commence in early 2008. The expected completion of Shaft No. 1, together with the horizontal exploration tunnels, will provide access to the Hugo Dummett Deposit, enabling the Company to complete its geotechnical assessment that is required to advance the underground deposit to a feasibility level — a milestone expected to be reached in 2008.
Work continued on Shaft No. 2, which is planned to be the initial, primary underground production and service shaft at Oyu Tolgoi. Site work completed in Q3’07 included concrete work to bring the sub-surface works to grade or near to grade by the onset of winter. This work includes the below-surface collar foundation to support the headframe, and accommodate a conveyor gallery and vent plenum. Engineering work is continuing on schedule.
On the concentrator, total excavation work is approximately 20% complete. Concentrator engineering reached 71% completion as of October 2007 and is scheduled for substantial completion in March 2008.
Work also continued on the temporary facilities during Q3’07. The main construction camp continues to be built out to allow for full mobilization of the construction workforce. The combined capacity of the three camps is 2,408 beds. Planning for the mobilization of the construction crew continued throughout the quarter.
Infrastructure engineering progressed during Q3’07. The principal activities included engineering for the diesel power station, which will provide construction power to the project, and engineering on the Gunii Hooloi bore field, which will serve as a permanent water source for the mine.

3

Oyu Tolgoi block-cave planning advances
Block-cave planning for the Hugo Dummett Deposit continued during Q3’07 with the commencement of a detailed study of the first production lift. This study will extend throughout 2008 and will incorporate the findings of the characterization drift. This drift will provide the geotechnical parameters to determine the detailed block-cave footprint design and mine development requirements. Additionally, information from the characterization drift will provide data for the underground engineering design criteria that will be used to optimize the production schedule and to upgrade the underground resources to reserves.
Other aspects of this detailed study include further optimization evaluations for the future concentrator expansion and smelter.
Work continued in Q3’07 on detailed design of the plant and infrastructure, which is approximately 60% complete. Continued negotiations with equipment suppliers for the open pit and plant operations took place and major critical-path equipment items are fully specified.
The update to the Integrated Development Plan (IDP) was advanced and awaits the finalization of the Investment Agreement prior to completion of the economic model. All major capital estimates will be updated and included in the revised IDP.
Ongoing drilling expands Oyu Tolgoi geological trend to 20 KM
(Entrée Gold—Ivanhoe Mines’ earn-in joint-venture property immediately south of Oyu Tolgoi)
Ivanhoe Mines completed approximately 14,755 metres of drilling on the Oyu Tolgoi Project during Q3’07, including 9,176 metres on the newly identified Heruga Deposit within the Javkhlant concession of the Entrée Gold-Ivanhoe Mines’ earn-in joint-venture property adjoining the southern boundary of Oyu Tolgoi. In addition, 2,600 metres of drilling was completed for geotechnical characterization on the Entrée Gold-Ivanhoe Shivee Tolgoi earn-in joint venture property on the northern boundary of Oyu Tolgoi and on the east side of the Hugo North Deposit. The remaining 2,972 metres of drilling was split between sterilization drilling under the proposed coal-fired power plant in the southwest corner of Oyu Tolgoi and exploration drilling on other induced polarization (IP) targets.
The Heruga Deposit, formerly referred to as the Sparrow South IP target, now has been identified by 19 drill holes, totalling 21,000 metres of core drilling. The holes, which are spaced on 200- to 300-metre centres, have defined a 1,100-metre strike length of continuous copper, gold and molybdenum mineralization up to 400 metres in width. The north-south-striking deposit is open on the east side and to the south. While a series of drill holes across the northern strike extension failed to intersect the deposit, they may have been terminated in the hanging wall of the mineralization.
The discovery of the Heruga Deposit marks a new style of molybdenum-rich mineralization not previously encountered on the Oyu Tolgoi trend. While no age dating has been done yet on this mineralization, the deposit is hosted by late-Devonian basaltic volcanics and quartz monzodiorite that are nearly identical to the host rocks of the Oyu Tolgoi deposits. The structural corridor that bounds the Heruga Deposit also is flanked by Devonian and Carboniferous volcanic rocks similar to the Oyu Tolgoi structural corridor.
In all, the Oyu Tolgoi trend, including the Heruga Deposit and an area of lower-grade copper and gold mineralization — known as the Airport North Zone (discovered in 2006), approximately 10 kilometres northeast of the Hugo Dummett Deposit and on the same structural corridor — now has a strike length in excess of 20 kilometres. In addition, the “trend” has been well defined by the regional gradient-array IP surveys conducted by Ivanhoe Mines’ geophysical team. The IP has located four

4

chargeability anomalies along the Oyu Tolgoi trend-line extending approximately 15 kilometres south-southwest into Ivanhoe Mines’ 100%-owned exploration tenements from the Heruga discovery, which are untested by drilling. Three of the anomalies and a portion of the fourth are on Ivanhoe’s ground.
By the end of Q3’07, Ivanhoe Mines had incurred in excess of $20 million in exploration expenditures on the Entrée Gold-Ivanhoe Mines JV agreement areas and now has earned a 51% interest in all minerals — including the Heruga Deposit — on the Javkhlant exploration tenement and the northern extension of the Hugo Dummett North Deposit on the Shivee Tolgoi exploration tenement. Ivanhoe Mines intends to continue incurring earn-in expenditures in accordance with the terms of the JV agreement to increase its participating interest in the project. Subject to Ivanhoe Mines spending a total of US$35.0 million on exploration and/or development on the JV properties prior to November 2012, Ivanhoe Mines will earn a participating interest of 80% in all minerals extracted below a sub-surface depth of 560 metres on the optioned property and a 70% participating interest in all minerals extracted from surface to a depth of 560 metres.
Ivanhoe Mines held directly approximately 14.8% of the issued and outstanding share capital of Entrée, in addition to the earn-in rights, at September 30, 2007. In November 2007, Entrée announced a C$30.0 million treasury offering consisting of 10 million common shares at an issue price of $3.00 per share. Ivanhoe Mines has exercised its pre-emptive rights to acquire an additional 2.1 million common shares for proceeds of C$6.4 million to maintain its 14.8% ownership interest in Entrée.
Rio Tinto provides $350 million convertible credit facility to Ivanhoe Mines
In September 2007, Ivanhoe Mines announced that Rio Tinto would provide a convertible credit facility of up to $350 million to finance ongoing mine development activities at the Oyu Tolgoi Project pending the finalization of an Investment Agreement between Ivanhoe Mines and the state of Mongolia. A definitive Credit Agreement was signed in October 2007, following which Ivanhoe Mines made an initial draw against the credit facility of $150 million.
The proceeds of the credit facility will be used to ensure that long-lead-time orders for the manufacture of mining equipment such as trucks, tires, electric motors and ball mills, and development work on Shafts No. 1 and No. 2 at Oyu Tolgoi, remain on schedule pending a satisfactory conclusion of an Investment Agreement with the Mongolian Government. The Credit Agreement contemplates that all such development activities and expenditures will be made in accordance with an Operating Plan and Budget unanimously approved by the Ivanhoe Mines and Rio Tinto representatives on the Oyu Tolgoi Technical Committee.
Amounts advanced under the credit facility will bear interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate, plus 3.3%, and mature on September 12, 2010. The outstanding principal amount and up to $108 million in interest are convertible into up to 45.8 million common shares of Ivanhoe Mines at a price of US$10.00 per share and will be automatically converted into common shares upon maturity.
As part of the credit facility transaction, Rio Tinto also received share-purchase warrants exercisable to purchase up to 35 million common shares of Ivanhoe Mines at a price of US$10.00 per share for a period of five years. These warrants may be exercised on a basis proportionate to the amount of funds drawn down by Ivanhoe Mines under the credit facility.
Assuming the completion of the second tranche equity investment contemplated by the October 2006 Private Placement Agreement, if Rio Tinto were to fully convert the maximum amount available for conversion under the credit facility and exercise all of its share purchase warrants, it would hold

5

approximately 256.2 million common shares of Ivanhoe Mines representing 42.2% of Ivanhoe Mines’ then outstanding common shares on a fully diluted basis (43.1% undiluted).
Ivanhoe Mines and Rio Tinto also agreed to amend certain terms of the October 2006 Private Placement Agreement. Rio Tinto now has the right to appoint the Chairman of the Technical Committee overseeing development and operation of the Oyu Tolgoi project in 2009 rather than in 2011 and Rio Tinto’s maximum permitted shareholding in Ivanhoe Mines has been increased to 46.65% from 40%.
MONGOLIA — COAL ASSETS
SouthGobi Energy Resources receives mining license for its Ovoot Tolgoi coal operations in Mongolia
On September 11, 2007, SouthGobi Energy Resources received official notification from the Government of Mongolia that it had been granted a mining license for its open-pit coal mine at its Ovoot Tolgoi Project. This step was conditional on paying the first year mining licence fees within 10 days of the receipt of the letter. The fees were paid on September 17, 2007, and the 30-year Mining Licence Certificate, dated September 20, 2007, was received on October 1, 2007. SouthGobi expects to receive the Permit to Mine by the end of 2007.
On November 5, 2007, SouthGobi announced that it had committed to purchase a fleet of coal-mining equipment for Ovoot Tolgoi. Delivery of the equipment, valued at approximately $16.0 million, is scheduled for Q1’08. Site facilities have been designed and construction is scheduled for spring 2008, subject to favourable weather.
SouthGobi plans an initial mine start up in Q1’08, with the first shipment of coal in Q3’08. The Ovoot Tolgoi work camp has been winterized and will service the mine during the pre-production phase. The engineering and design for a permanent camp, maintenance facilities and offices has been completed.
SouthGobi also announced on November 5 that it had arranged a new credit facility with Ivanhoe Mines, which allows SouthGobi to obtain advances from Ivanhoe Mines to an aggregate maximum of $32.5 million. The new credit facility is unsecured and is not convertible into equity. The facility will be used to fund certain operating, development and administrative expenditures.
SouthGobi has commissioned Norwest Corporation to complete an updated mining study on Ovoot Tolgoi. The study is expected to be completed by the end of Q4’07 and will be an enhancement of two earlier Scoping Studies. This report will be used to fulfill the legal requirement to file a technical and economical study with applicable Mongolian authorities as required by Mongolian Mining Laws within 60 days of receiving a mining licence.
Further drilling in the Ovoot Tolgoi Extension will focus on gaining a better geological, structural and quality understanding of the coal resources from identified coal occurrences on two different fields and delineating spoil areas and specific site facilities areas.
In June 2007, Norwest completed a study of Ovoot Tolgoi’s underground mining potential as part of SouthGobi’s plans for the potential development of Ovoot Tolgoi’s underground coal seams — prompted by increasing demand for high-quality metallurgical and thermal coal from Northern China. An underground mining consultant has been retained and is working on a plan to advance the project. The Ovoot Tolgoi underground project requires further drilling before a resource estimate can be

6

completed. This program was initiated during this year’s drilling program and will be continued in the spring of 2008.
SouthGobi Energy has been approached by a number of significant industry participants and investors with respect to potential project participation and investments. Discussions are ongoing.
Ivanhoe Mines at September 30, 2007, held approximately 86% of the issued and outstanding share capital of SouthGobi. Ivanhoe Mines also has 25.6 million SouthGobi preferred shares that, when aggregated with Ivanhoe Mines’ existing holding of common shares, represent approximately 90% of the total number of issued and outstanding common shares of SouthGobi.
AUSTRALIA
Cloncurry IOCG Project expanding exploration
Ivanhoe Mines’ recent exploration at the Cloncurry project has discovered a series of related iron-oxide-copper-gold (IOCG) systems, with associated uranium. Ivanhoe Mines continued its significant exploration activities at Cloncurry, spending $7.9 million during Q3’07 compared to $1.1 million in Q3’06.
Swan Prospect. In October 2007, Ivanhoe Mines announced that continued exploration drilling had resulted in the discovery of a significant high-grade zone of copper and gold mineralization on the western margin of the large, open-ended SWAN IOCG Project. Drill hole MEHQ071130, on the western margin of the SWAN system, intersected 90 metres grading 2.02% copper and 1.3 g/t gold from 582 metres to 672 metres, including 54 metres grading approximately 3.04% copper and 1.89 g/t gold. The intersection is missing a 3.5-metre section of high-grade core resulting from loss during drilling of the very friable composition of the intense chalcopyrite-rich mineralization. As such, this zone is being re-drilled and recovery improved by using a triple-tube core-barrel to preserve the entire high-grade intercept. Additional drilling will define the attitude and dip of the high-grade zone and also the true thicknesses of the drill intersections.
The Hole 1130 intersection highlights the potential for further large, high-grade zones in and around the extensive SWAN system. The tenor and thickness of the high-grade mineralization appears to be superior to that previously mined at the Mt. Elliott Mine, approximately one kilometre away. The high-grade sections within the 90-metre intercept are associated with one- to three-metre-wide veins of chalcopyrite, magnetite, pyrite and calcite. These veins are sub-vertical and have a north-northeast trend. These zones might represent long-lived feeder zones to the main body of mineralization or be cross-cutting late-stage mineralization. The style and structure of the mineralization intersected in the newly discovered high-grade zone indicates that repeat structures with similar grades and thicknesses are possible within the SWAN system.
Ivanhoe Mines is conducting an aggressive drilling campaign to explore the immediate area around the high-grade zone to expand the size and to better understand the structural controls of the mineralization. An additional 150-metre-wide intersection of visibly strong chalcopyrite-dominated mineralization was intercepted in Hole 1118 (assay results pending), approximately 100 metres up-dip from Hole 1130 and within the same stratigraphic position. Given the tenor of the intersection in holes 1130 and 1118, a pattern of drilling to achieve a mineral resource on this high-grade portion of SWAN will be completed as a priority undertaking.
During Q3’07, 32 diamond core holes were drilled at SWAN, totalling 25,087 metres. The recent drilling at SWAN has included testing of the northwest strike extent and also the SWELL mineralization to the east of SWAN and southwest of Mt Elliot; drilling is continuing at SWELL with a view to establishing the relationship between the SWAN and Elliott deposits. Seven drill rigs are

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located at SWAN, but soon will be reduced to four as some rigs move on to the testing of other targets. One six-kilometre-long line of dipole-dipole IP was completed close to the North Gossans area. Mapping commenced this quarter on the Central and Northern Leases, located immediately northwest of the SWAN and Mt Elliot prospects. This work will continue into the next quarter and is expected to define additional drill targets.
The SWAN-Mt. Elliott IOCG system is the first of numerous targets to be intensively drill tested by Ivanhoe in the Cloncurry district. Delineation drilling has just begun at Mt. Dore (see below) and Amethyst Castle, the second and third targets to be drill tested in the district. Reconnaissance drilling at the other IOCG targets will proceed when sufficient delineation on the SWAN and Mt. Dore prospects has been completed.
Reconnaissance drilling at the Amethyst Castle and Castle Mount prospects has intercepted significant intersections of classic, IOCG-style breccias similar to those that host economic mineralization at the Ernest Henry Mine, near Cloncurry, and the Olympic Dam and Prominent Hill deposits in South Australia’s Gawler Craton. A first-pass drill program at the Metal Ridge prospect has intercepted anomalous copper and gold mineralization similar in alteration style to the SWAN Deposit.
Central and Northern Gossans. Detailed geological mapping and sampling are taking place at the Central and Northern Gossans areas where copper and gold mineralization was intersected in limited, shallow drilling carried out decades ago. To date, mineralized zones have been intersected over a strike length of at least four kilometres. This north-trending zone could represent the northern strike extension of the SWAN deposit, which already has been demonstrated to be approximately 1.3 kilometres long.
Mt. Dore Prospect. Significant Mineral Resources have been previously declared at the Mt Dore Prospect and drilling is underway to re-establish a valid 43-101 compliant resource. Copper within this system is hosted within east-dipping shales and siltstones overlain by granites. One drill rig is located at this prospect, drilling vertical infill holes up to 400 metres deep, as follow-up to the previous programs. A total of 19 holes are planned, with a second rig to move to Mt. Dore from SWAN in Q4’07. Mt Dore is one of the most advanced prospects in the field and provides the earliest opportunity for copper production on the Cloncurry prospect.
Amethyst Castle Prospect. Copper, gold and uranium are hosted in a widespread, large-scale breccia body in the Amethyst Castle area. Ivanhoe Mines has identified the presence of uranium and the IOCG-style of mineralization and has carried out magnetic, conductivity, IP and gravity surveys. The drill results indicate a large breccia structure containing pods of high-grade gold, copper and uranium that requires further investigation. In Q3’07, six lines of 200-metre-deep dipole-dipole IP were completed at 400-metre line spacings, producing a number of anomalies that require follow-up exploration and/or drilling.
Metal Ridge. Air-core drilling over the western portion of this prospect has identified a zone of higher copper values associated with a gravity feature striking north-easterly from Amethyst Castle across to Metal Ridge. Deep IP is planned for this project.
Starra Line. The Line on the Western Ironstone System produced a reported 170,000 tonnes of copper and one million ounces of gold from ore grading 2.23% copper and 4.56 g/t gold between 1987 and 2003. The system had been previously drilled to an average depth of 230 metres. Testing of this system at depth is expected to commence later this year or early in 2008.
Uranium Prospects. In addition to the IOCG prospects identified above, Ivanhoe’s Cloncurry Project hosts a significant number of uranium exploration prospects, including Robert Heg, Elizabeth Anne,

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Great Wall and Dairy Bore. Five diamond-drill holes were completed on Robert Heg in the previous quarters, totalling 1,676 metres. Uranium was encountered in chloritic shear zones and low-grade, possibly disseminated uranium within sections of the granite and calc silicate country rock. Secondary uranium minerals were seen on many fracture planes as coatings that were easily washed off during core cutting and drilling. This problem will be addressed in future core-handling procedures. The drill results re-affirm the results obtained by the early Rio Tinto drilling in 1991.
At Elizabeth Anne, a program of air-core drilling detected anomalous copper, lead and uranium, while rock-chip samples highlighted the presence of strong secondary uranium minerals seen in ironstone outcrops associated with this prospect. A detailed SAM conductivity survey with a 50-metre line separation is in progress in the Elizabeth Anne-Great Wall area, with the objective of more detailed mapping of the structures, revealed by conductivity trends, associated with anomalous uranium. Eight rock-chip samples from an ironstone outcrop at the Great Wall prospect assayed between 0.8% and 1.1% U, with associated anomalous copper mineralization.
Gravity and air-core drilling was completed over the Dairy Bore prospect, with assay results confirming a correlation between copper, magnetics and gravity features. This target is expected to be an IOCG-style of mineralization, with drilling to follow a further detailed mapping program. The rock-chips from the air-core programs at Dairy Bore and Elizabeth Anne will be logged and reported on in Q4’07.
More detailed follow-up on the uranium targets will commence in early 2008. Work in Q4’07 will focus on the SWAN and Mt. Dore deposits.
KAZAKHSTAN
Progress on commercial-scale demonstration plant at Bakyrchik Gold Project
The Bakyrchik Mining Venture (BMV) is in the process of completing construction of a commercial-scale demonstration plant capable of processing 200,000 tonnes per annum, using a rotary kiln to oxidize the ore, followed by conventional grinding and cyanidation. BMV has a stockpile of approximately 100,000 tonnes of ore grading 8.17 g/t of gold that will be run through the demonstration plant to confirm metallurgical parameters.
During Q3’07, the remaining contracts for the construction of the demonstration plant were signed and advance payments made. Construction of the plant continued during the quarter and currently involves nine major contractors. Most purchase orders for the major mechanical equipment have been placed. The work program is being reviewed to ensure that all technical, budgetary and scheduling commitments are being met for the construction. It is expected that the scheduled completion date for the demonstration plant may be extended to the summer of 2008 following the review. This is due largely to the competition for contracting resources in Far East Kazakhstan, which reflects economic growth and high levels of construction activity being experienced throughout Kazakhstan. Ivanhoe Mines is continuing to assess numerous financing alternatives for the Bakyrchik Gold Project, including a potential equity offering in the project in international financial markets.
CHINA
Inner Mongolia and Northern China exploration
Reconnaissance field exploration in western Inner Mongolia and elsewhere in Northern China continued during Q3’07. The program consisted of the field geological assessment of more than 50 licenced intrusive-related and breccia-hosted gold-silver and copper-molybdenum deposits within and

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along the margins of the North China Craton. Reconnaissance exploration will continue into Q4’07 and follow-up ranking, detailed legal and geological assessment of previously assessed targets will be completed prior to cessation of the field season in early December.
Gold Production tops 10,000 ounces at Jinshan’s CSH 217 Gold Mine
In July 2007, Jinshan Gold Mines announced the pouring of the first 500-ounce gold doré bar at the CSH 217 Gold Mine in Inner Mongolia, China. The pouring marked the start of pre-commercial production at the mine, which is expected to produce an average of approximately 120,000 ounces per year once full production is achieved during the next few months.
On October 17, Jinshan reported that gold production since July 2007 from the CSH Gold Mine had reached 13,926 gold doré ounces, or 10,143 ounces of gold. Silver comprises approximately 30% of each doré bar. All production at Jinshan’s CSH gold mine is un-hedged and sold at the prevailing Shanghai Gold exchange price, which closely tracks the London Gold Fixing price.
A drilling program at the CSH 217 Gold Mine is designed to delineate additional mineralization along strike, to infill zones with Inferred resources and bring them up to the Indicated category, and to expand other mineralized zones that remain open or untested. The drilling program recently has been increased to approximately 11,000 metres, more than double the originally planned 5,000 metres. Once this drilling is complete, an updated resource estimate will be commissioned and is expected in early 2008.
An expansion study, expected to be completed by the end of 2007, is underway to determine the potential to scale up gold production to approximately 180,000 ounces per year.
Ivanhoe Mines held approximately 43% of Jinshan’s issued and outstanding share capital at September 30, 2007.
Review of operations
In Q3’07, Ivanhoe Mines recorded a net loss of $83.1 million (or $0.22 per share), compared to a net loss of $66.5 million (or $0.20 per share) in Q3’06. The $16.6 million increase in the loss from 2006 to 2007 was largely due to a $7.5 million increase in exploration expenses. Included in exploration expenses are shaft sinking and engineering and development costs for the Oyu Tolgoi Project that have been expensed and not capitalized. Results for the quarter also were affected by a $2.5 million increase in foreign exchange gains and a $5.3 million increase in income from discontinued operations, less a $6.7 million write-down of asset backed commercial paper.
Ivanhoe Mines is engaged primarily in exploration activities, although a significant portion of its expenditures relate directly to development activities at its Oyu Tolgoi Project in Mongolia. Exploration costs are charged to operations in the period incurred and often constitute the bulk of the company’s operating loss for that period. It is expected that the company will commence capitalizing Oyu Tolgoi development costs once an Investment Agreement is finalized with the Government of Mongolia.
Ivanhoe’s results for the first nine months of 2007 are contained in the unaudited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

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QUALIFIED PERSONS

Disclosure of a scientific or technical nature in this release in respect of each of the following projects of Ivanhoe Mines was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines

Mongolia — Oyu Tolgoi Exploration and Heruga	Charles Forster	Employee of the Company

Mongolia — Other Copper Gold Exploration Projects	Charles Forster	Employee of the Company

Australia — Cloncurry Project	Douglas Kirwin	Employee of the Company

SELECTED QUARTERLY DATA

($ in millions of U.S. dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2007	2007	2007	2006

Exploration expenses	($74.8)	($79.1)	($53.5)	($70.4)
General and administrative	($7.0)	($5.9)	($5.2)	($8.9)
Share of income from investment held for sale	$0.0	$0.0	$0.4	$7.4
Foreign exchange gains (losses)	$2.1	$6.7	$0.8	($3.7)
Net (loss) from continuing operations	($90.0)	($78.7)	($55.4)	($73.5)
Income from discontinued operations	$6.8	$4.6	$8.6	$4.8
Net (loss)	($83.1)	($74.2)	($46.8)	($68.7)
Net (loss) income per share
Continuing operations	($0.24)	($0.21)	($0.15)	($0.21)
Discontinued operations	$0.02	$0.01	$0.02	$0.01
Total	($0.22)	($0.20)	($0.13)	($0.20)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2006	2006	2006	2005

Exploration expenses	($67.3)	($43.7)	($31.6)	($41.7)
General and administrative	($6.9)	($6.0)	($6.4)	($4.2)
Share of income (loss) from investment held for sale	$9.0	($2.4)	$4.5	($0.5)
Foreign exchange gains (losses)	($0.4)	$4.7	($0.2)	($0.4)
Net (loss) from continuing operations	($68.0)	($45.7)	($31.1)	($49.8)
Income from discontinued operations	$1.5	$5.4	$7.9	$7.9
Net (loss)	($66.5)	($40.3)	($23.2)	($41.8)
Net (loss) income per share
Continuing operations	($0.20)	($0.14)	($0.10)	($0.16)
Discontinued operations	$0.00	$0.02	$0.03	$0.03
Total	($0.20)	($0.12)	($0.07)	($0.13)

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Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the expected timing and outcome of Ivanhoe Mines’ discussions with representatives of the Government of Mongolia for an Investment Agreement in respect of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business; the timing for completion of the 2007 IDP and changes in mine plan contemplated thereunder; the timing of commencement of full construction of the Oyu Tolgoi Project; the completion of an updated mine plan for the Ovoot Tolgoi Project and other statements that are not historical facts.